FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original
Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Financial Statements for the
Year Ended December 31, 2017 and
Independent Auditor’s Report

Ernst &Young auditores Independentes

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2017 and 2016

Index

Independent auditor's report on individual and consolidated financial statements	3
Message from management	14
Report of audit committee	16
Management statement on the financial statements	23
Management statement on the independent auditor’s report	24

Financial statements

Consolidated Balance Sheet	26
Consolidated Statement of operations	28
Consolidated Statement of comprehensive income	29
Consolidated Statement of changes in shareholders’ equity	30
Consolidated Statement of cash flows	32
Consolidated Statement of value added	34
Notes to the consolidated financial statements	35

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on individual and consolidated financial statements

The Shareholders, Board of Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as at December 31, 2017 and the statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the notes to the financial statements, including a summary of significant accounting practices.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as at December 31, 2017, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and international standards on auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements provided for in the Code of Ethics for Professional Accountants and in the professional standards issued by Brazil's National Association of State Boards of Accountancy, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to support our opinion.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on these individual and consolidated financial statements. Therefore, we did not express a separate opinion on these matters. For each matter below, our description of how our audit has addressed the matter, including any comments on the results of our procedures, is presented in the context of the overall financial statements.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report, including in relation to these key audit matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatements of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying individual and consolidated financial statements.

Measurement, recognition and realization of tax credits – State Value-Added Tax – ICMS

As disclosed in Note 11, the Company records tax credits on the State Value-Added Tax (ICMS) whenever it obtains sufficient evidence to conclude that its tax theses have legal grounds. Such evidence includes i) interpretation of the tax legislation based on an analysis of case law and interpretations of the Brazilian retail market on tax theses, ii) obtaining legal opinion from the Company's external legal advisors on tax theses; and iii) evaluation of the accounting impacts on the measurement and recognition of tax credits in the financial statements. The Company management also analyzes the recoverability of tax credits, based on its monetization plan. As disclosed in Note 11, on December 31, 2017, the balance of ICMS tax credits was R$1,187 million for  the Parent Company and R$1,517 million for Consolidated, net of provision for non-realization, equivalent to 5% and 3% of total assets of the Parent Company and Consolidated, respectively. For the year ended December 31, 2017, credits arising from ICMS under the tax substitution regime, amounting to R$723 million, were recognized, net of provision for non-realization of R$369 million, recorded as reduction of cost of goods sold, in accordance with the accounting practice adopted by the Company. In addition, as described in note 21.3.1, the Company disclosed ICMS credits ranging from R$1,300 million to R$1,850 million, which have not yet met the recognition criteria set forth in CPC 25 – Provisions, Contingent Liabilities and Contingent Assets (equivalent to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets).

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

We considered it as a key audit matter due to the following aspects: i) the relevance of the ICMS credit balance as at December 31, 2017 and the credit amounts that are expected to be recognized in the future; ii) the complexity of the ICMS legislation and taxation system; iii) the fact that the tax credit recognition process involves judgment by the Company management based on the opinions of its external legal advisors on the interpretations of the applicable legislation, case law and recent court decisions, in order to assist it in the development of tax theses and in determining when tax credits should be recognized; and iv) the preparation of the annual monetization plan by the Company management involves a significant degree of judgment and estimation in determining the sales projections of stores and the calculation of ICMS debts to be offset against tax credits recorded at December 31, 2017.

How our audit addressed this matter:

Our audit procedures included: i) evaluation of the design and operational effectiveness of key internal controls implemented by the Company in the tax credit recognition process; ii) involvement of our specialists in indirect tax to assist us in analyzing the legal opinions of external legal advisors and the reasonableness of the tax theses developed by the Company management, as well as in evaluating the assumptions and criteria used in the sales projections of stores and calculation of ICMS debts, considered in the preparation of the annual monetization plan; and iii) involvement of specialists in corporate finance to assist us in evaluating the assumptions and criteria used by the Company Management in preparing financial projections and the potential impact of a reasonable change in such projections on the annual study on tax credit recoverability.

Additionally, we analyzed the adequacy of the disclosure of this matter in Notes 11 and 21.3.1 to the financial statements as at December 31, 2017.

Based on the results of the audit procedures performed on ICMS tax credits, which are consistent with management’s assessment, we consider that the criteria and assumptions relating to the measurement, recognition and recoverability of ICMS tax credits adopted by management, as well as the respective disclosures in notes 11 and 21.3.1, are appropriate, considering the financial statements taken as a whole.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Identification, measurement and recognition of rebates

The Company receives significant rebates relating to certain specific negotiations, based on contracts or agreements entered into with its suppliers. Such commercial agreements have various different conditions that require that the Company maintain an internal control structure to identify, measure and recognize the trade discounts adequately when the conditions determined in the contracts or agreements entered into with the suppliers are complied with. These rebates discounts represent a significant component in determining the purchase price of goods for resale and, consequently, in determining the cost value and the gross margin on sales of such goods. As disclosed in Note 10, as at December 31, 2017, the consolidated balance of inventories was presented net of R$244 million, relating to the value of rebates not yet realized on that date. In addition, the value of rebates presented as reduction of trade accounts payable balance totaled R$517 million in the Parent Company and R$838 million in Consolidated at December 31, 2017, as disclosed in Note 16.

We considered it a key audit matter due to: i) the high volume of transactions, ii) the risk that the various different conditions negotiated with the suppliers are not identified by the internal controls implemented by management and impact the determination of the amount and timing of recognition of rebates in the financial statements; and iii) the significance of the amounts involved in relation to inventory, cost of goods sold and gross margin balances.

How our audit addressed this matter:

Our audit procedures included: i) evaluating the design and operational effectiveness of key internal controls implemented by the Company in the procurement and commercial agreement processes, and in determining the time of recognition of the rebates amounts; ii) testing on a selected sample of commercial contracts and agreements entered into with suppliers, focusing on identifying whether the conditions set forth in such contracts and agreements have been complied with, and on determining the amounts recognized by the Company on an accrual basis; iii) sending of confirmation letters for a sample of contracts and agreements entered into with suppliers, in order to validate their existence; and iv) specific subsequent collection tests for a sample of rebates amounts recorded by the Company.

Additionally, we analyzed the adequacy of the disclosures made by the Company about this matter in Notes 10 and 16 to the financial statements as at December 31, 2017.

Based on the results of our audit procedures, which are consistent with the management’s assessment, we considered appropriate the policies relating to the identification, recognition and measurement of rebates provided for in contracts with suppliers to support the information included in the financial statements taken as a whole.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Assets held for sale and discontinued operations

On November 23, 2016, the Board of Directors authorized the beginning of the sale of the interest held by the Company in Via Varejo S.A. and subsidiaries (“Via Varejo”), which resulted in the presentation of Via Varejo’s operations as discontinued operations, and of the related assets as assets held for sale in the financial statements for the year ended December 31, 2016. The disposal process was supported by a formal sale plan, including the identification of potential buyers and the schedule of activities, among other considerations. As disclosed in note 32.2, the selling process had not been completed at December 31, 2017, although the Company management is committed to the sale plan. As a result, the Company maintained the presentation of Via Varejo's operations as discontinued operations, in accordance with the requirements of CPC 31 - Noncurrent Assets Held for Sale and Discontinued Operations (equivalent to IFRS 5 - Noncurrent assets held for sale and discontinued operations).

This matter was considered a key audit matter due to the following aspects: i) at December 31, 2017, in consolidated, the balance of assets held for sale, of R$22,961 million, equivalent to 48% of total assets and liabilities relating to assets held for sale of R$17,824, equivalent to 37% of total liabilities and net income from discontinued operations of R$383 million, equivalent to 44% of net income for 2017, were considered relevant in relation to the financial statements taken as a whole; ii) the measurement of assets held for sale by the lower of their book value and fair value less cost to sell involves significant judgments and estimates by the Company management to determine the recoverable amount of these assets; iii) the presentation of Via Varejo's operations as discontinued operations had a material impact on the consolidated financial statements, including disclosures detailed in the accompanying notes on the statements of financial position, of profit or loss and of cash flows of Via Varejo; and iv) maintaining the presentation of Via Varejo's operations as discontinued operations as at December 31, 2017, even if the sale did not take place within one year, required a higher level of judgment by the Company management in the preparation of the documentation that supports such classification, including considerations regarding the specific requirements of CPC 31 and IFRS 5 for disclosures of this matter in the notes to the financial statements.

How our audit addressed this matter:

Our audit procedures included: i) evaluation of the design and operational effectiveness of key internal controls implemented by the Company on the supervision and monitoring of management on the preparation of the financial statements and determination of amounts relating to Via Varejo's discontinued operations; ii) evaluation of the adequacy of maintaining the presentation of discontinued operations in the financial statements; and iii) involvement of our specialists in corporate finance to assist us in evaluating the assumptions and criteria adopted by the Company to measure the fair value less costs to sell the assets held for sale and determine the recoverable amount of these assets.

Additionally, we analyzed the adequacy of the disclosures made by the Company about this matter in Note 32.2 to the financial statements as at December 31, 2017.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Based on the results of our audit procedures, which are consistent with management's assessment, we consider the policies relating to the presentation of assets of discontinued operations and their P&L for the year appropriate to support the judgments, estimates and information included in the context of the financial statements taken as a whole.

Annual goodwill impairment test

As disclosed in note 15, the Company has recorded goodwill of R$1,107 million (Consolidated) as at December 31, 2017, which represents 2% of the Company's total assets at that date. Under the accounting practices adopted in Brazil and the IFRS, the Company must test goodwill for impairment on an annual basis in order to determine whether there is any impairment loss.

This impairment test was considered a key audit matter due to significance of the amount involved and to the fact that it was performed based on various assumptions and criteria, including market projections such as growth rates of sales at stores, discount rates and margin estimates to determine the value in use, which are complex and subjective and require use of judgment by the Company management.

How our audit addressed this matter:

Our audit procedures included: i) evaluation of the design and operational effectiveness of key internal controls implemented by the Company in the processes of preparing financial projections and testing goodwill for impairment on an annual basis; and ii) evaluation of the criteria used to identify and measure the recoverable amount of the Company's cash generating units. We involved our specialists in corporate finance to assist us in evaluating the discounted cash flow model and the assumptions and methodologies used by the Company, specifically the growth expectation, discount rate, results and projected margins, comparing them with macroeconomic and industry information, analyst reports and public information of the Company's competitors. We compared the budgets prepared in the prior year with their actual amounts in order to evaluate the historical accuracy of the budgeting process conducted by the Company management. We also focused on the adequacy of the Company disclosures of more sensitive assumptions used in the impairment test, i.e. those more significantly affecting the determination of the goodwill recoverable amount.

Additionally, we compared the recoverable amount determined by the Company management based on the discounted cash flows, per cash generating unit, with the corresponding book value of the goodwill and of other assets of the cash-generating unit, and we evaluated the adequacy of the disclosures in note 15 to the financial statements as at December 31, 2017.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Based on the results of the audit procedures performed on the annual impairment testing of goodwill, which are consistent with management’s assessment, we consider that the criteria and assumptions relating to the goodwill recoverable amount adopted by management, as well as the respective disclosures in note 15, are appropriate, considering the financial statements taken as a whole.

Tax contingencies assessed as possible losses

As disclosed in note 21, the Company is a party to administrative and legal proceedings arising from various tax contingencies totaling R$11,778 million, which were assessed as possible losses and, therefore, no provision was recorded at December 31, 2017.

We consider it a key audit matter due to the significance of the amounts involved, the degree of judgment by the Company management, supported by the legal opinions of external legal advisors, in determining whether a provision should be recorded, in addition to the complexity of the tax environment in Brazil. In addition, there is a risk that changes in the assessment of the likelihood of loss in tax claims will not be identified on a timely basis and, consequently, will not be reflected in the financial statements.

How our audit addressed this matter:

Our audit procedures included: i) evaluation of the design and operational effectiveness of key internal controls implemented by the Company for the identification, monitoring and evaluation of tax proceedings; ii) sending confirmation letters to external legal advisors, including a comparison of the opinions reported by them on the assessment of the likelihood of loss in these claims with the opinions reported by the Company management; and iii) involvement of tax specialists in the analysis of the reasonableness of the judgments associated with tax contingencies whose likelihood of loss was assessed as possible by the Company management, based on the legal opinions of its external legal advisors.

In addition, we evaluated whether the disclosures for the most significant contingencies were adequately included in Note 21 to the financial statements as at December 31, 2017.

Based on the results of the audit procedures performed on tax contingencies assessed as possible losses, which are consistent with management’s assessment, we consider that the criteria and assumptions relating to the estimated likelihood of loss of the referred to claims, as well as the respective disclosures in note 21, are appropriate, considering the financial statements taken as a whole.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2017, prepared under the responsibility of the Company management, and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purpose of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Accounting Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Accounting Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Audit of individual and consolidated financial statements for the year ended December 31, 2016

The individual and consolidated financial statements for the year ended December 31, 2016, presented for comparison purposes, were audited by other independent auditors, who issued an unmodified opinion on those financial statements on February 23, 2017.

Other information accompanying the individual and consolidated financial statements and the auditor's report

The Company management is responsible for such other information, including the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is significantly inconsistent with the individual and consolidated financial statements or with our knowledge obtained in the audit, or otherwise seems to contain material misstatements. If, based on our work, we conclude that there are material misstatements in the Management Report, we are required to communicate this matter. We have nothing to report in this regard.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the overall individual and consolidated financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of the audit conducted in accordance with Brazilian and International standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than one resulting from error, as fraud may involve override of internal controls, collusion, forgery, intentional omissions or misrepresentations.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

•  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Company and its subsidiaries.

•  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•  Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•  Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the corresponding transactions and events in a manner that achieves fair presentation.

•  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

From the matters communicated with those charged with governance, we are required to determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 19, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

A member firm of Ernst & Young Global Limited

MESSAGE FROM MANAGEMENT

The year 2017 proved challenging, but brought important signs of improvement in the business environment, while GPA continued to build on the efforts that it began three years ago. Although the effects from improving macroeconomic indicators are still incipient, we ended the year with important progress at our business units resulting from the strategic management of our store portfolio, the more pragmatic use of our database and the continued discipline employed in our financial management and streamlining of structures.

The results for the year attest to this effective management: net sales advanced 8.2%(*) to R$44.6 billion, a performance to be celebrated given the still-recessionary economy marked by strong deflation, especially in food categories. Staying focused on higher-return formats through store openings, closures and, especially, conversions, proved the right strategy, which generated profitability gains(**) of 20 bps at Multivarejo and of 140 bps at Assaí.

The Cash & Carry format has been making a strong contribution to this improvement in results, growing 123% in the last three years, with this performance gaining even greater significance once we consider the 6.3% contraction in the country’s GDP during the period. Assaí is Brazil’s fastest growing cash-and-carry chain, according to Nielsen, with gross sales in the year growing 28.0%(*) to R$20.1 billion, leveraged by the expansion plan, with a total of 20 store openings in the period, of which 15 were conversions and five new stores. At Multivarejo, which remained heavily affected by food deflation, the highlights were the stable margins at Pão de Açúcar a banner in which we have embarked on an important store renovation project, with 50 units renovated in 2017, and improvement at Extra Hiper driven by the performance of non-food categories. We also ended the year with important market share gains in all measurements conducted by Nielsen during the year.

In our ongoing digital transformation process, we launched the My Discount platform at Multivarejo, which in just seven months already has reached 4 million downloads through the applications of the Pão de Açúcar Mais and Clube Extra loyalty programs. The total base of loyal customers expanded from 12 million to 14 million, with this representing just one phase of a process in which we increasingly want to forge personal relationships with consumers to ensure their needs and convenience. Attentive to the transformations in consumer relations, the Company’s digital transformation process will remain a priority driver in 2018.

GPA’s achievements in 2017 reflect the capacity of our team. In a complex economic environment for the country, we reinforced important pillars in our people management, which led to an increase in the engagement index. Well qualified teams at the company’s many different levels are raising it to the level of excellence, as shown by a study conducted by LinkedIn in 2017 that indicated GPA as the first preference of Brazilian consumers.

From the standpoint of sustainability, we made important advances in the issues of cultural and social diversity, with the realization of our first Diversity Week, in which we debated viewpoints on diversity in the corporate and retail environment. At the event, we signed the “10 Commitments to LGBT Rights,” which we consider an important advance in the promotion of gender equity at GPA. All initiatives remain closely aligned with the principles of the United Nations Global Compact.

The results achieved in the last year demonstrate the scale of the deliveries defined in our strategic planning. All of what we have accomplished so far and what we are planning for 2018 leave us feeling more confident, believing in a recovery in the country’s macroeconomic scenario. We maintain our commitment to the continued sustainable growth of our businesses, with a total focus on our customers and best management practices in all of our businesses.

(*) Growth adjusted by calendar effect. (**) EBITDA adjusted by Other Operating Income and Expense and non-recurring effects on gross margin.

INDEPENDENT AUDITORS

The individual and consolidated financial statements of GPA were reviewed by Ernst & Young. The hiring of independent auditors is based on principles that safeguard the independence of the auditor, which are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that, for the fiscal year ended December 31, 2017, E&Y did not provide any services other than those related to the independent audit.

Report of the Audit Committee - Fiscal year 2017

Introductory remarks

The Audit Committee ("Committee") of Companhia Brasileira de Distribuição (the "Company") is defined in the bylaws as a statutory advisory body linked directly to the Board of Directors.

Such Committee is currently composed of three members; two of them were elected on May 9, 2016, while one of them was elected on July 27, 2016. All of them have a unified term of office of two years, and may be reelected. All members are independent, and two of them also hold the position of Director in the Company. The Audit Committee members are elected by the Company's Board of Directors based on the set forth in the applicable laws and regulations, as well as international best practices.

With the resignation of an external member on December 15, 2017, the appointment of a substitute is being considered.

On April 26, 2017, at the request of the Company's minority shareholders, a Fiscal Council was established.

Duties and Responsibilities

Company's Management (Board of Officers, or "Direx")

The Company's Management is responsible for determining and implementing processes and procedures to collect data to prepare its financial statements in compliance with the Brazilian corporations act, the accounting practices adopted in Brazil, in addition to the standards issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the Brazilian Securities and Exchange Commission, and be listed on the New York Stock Exchange, the standards set by the US Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act (SOx).

The Management is also responsible for the processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination of risk factors or the mitigation thereof to acceptable levels.

Risk Area

The Board in charge of managing risks has as mission to identify and monitor, together with the business areas, the main risks that could jeopardize the Company's strategies in achieving its goals, structuring the process to manage such risks and to mitigate their impact on operations. This area also provides the Management with support to manage strategic risks in order to ensure that they are kept at acceptable levels.

At the end of 2016, after an adequacy of the organizational structure, the Risk Area was reassigned to the Internal Audit Board of Officers; the Internal Controls area came under the management of the Accounting Department, and the Compliance area is now integrated with the Corporate Governance Management.

Internal Auditors

The Internal Audit is responsible, in addition of monitoring the Risk Area, for checking both the quality of the Company's internal control systems and the compliance with policies and procedures determined by the Management, including those controls adopted in the main accounting records used for preparing financial reports. For that purpose, the Internal Audit develops its activities widely and independently focusing particularly the areas and activities having the most sensitive risks to operations. The Internal Audit submits to the Audit Committee for review and discussion their work plans, training programs, and conclusions of audits performed.

Independent Auditors

The Independent Audit that conducts the examination of the Company's Financial Statements as of December 31, 2017 is EY Brasil ("EY"), which is responsible for examining such statements with a view to issuing a report containing an opinion on their adherence to the applicable standards. As a result of their work, the Independent Auditors also issue a report with recommendations for accounting procedures and internal controls to be adopted by the Company, without prejudice to other reports prepared thereby, as the special reports of the quarterly financial statements. EY is also responsible for auditing the internal controls as required by the Sarbanes-Oxley Act (SOx).

Audit Committee

According to the provisions of paragraph 3, Article 20 of the Company's Bylaws and also of Article 13 of the Audit Committee's Internal Regulations (available at www.gpari.com.br), among the main functions of this body are to ensure the quality and integrity of the accounting and financial statements, and also the Management's Report, to ensure the compliance with legal and regulatory requirements, the performance, independence and quality of work of both the Independent Auditores and the Internal Auditors, the quality and effectiveness of internal control systems, evaluation and monitoring of risks, to take notice and review the adequacy of the Board's annual report to be submitted with the financial statements. In addition, the Audit Committee is responsible for verifying, within the limits determined by the Company, whether or not transactions with related parties are proposed to the Board of Directors in adherence to the policies so defined. The Committee also reviews the 20-F Form and the Reference Form in what falls within its responsibilities.

In addition to the responsibilities mentioned above, the Internal Regulation also provides for the monitoring of the Company's suitability to Brazilian Law 12.846/13, as well as its control mechanisms and verification of compliance thereof.

The Audit Committee bases its judgment and forms its opinions, considering the information received from the Management, the presentations made about information systems, financial statements and internal controls, as well as the results of the work performed by the Accounting Board (which, in addition of taking care of the issues of its own, is also responsible for the Internal Controls area), Legal (Counsel) Board, Internal Audit (which, in addition to its own affairs, is also responsible for the Risk Area), and Independent Auditors.

Audit Committee's Activities in 2017

The Audit Committee met on 14 regular sessions, in which 78 meetings were held with members of the senior Management, internal and independent auditors, and other members of the Company's Management. The Audit Committee, whether jointly or individually through its members, held dedicated sessions with the Officers responsible for the Company's Business Units. The Audit Committee's Coordinator, who is also a member of the Board of Directors, periodically reported the main topics discussed at those meetings to the other members of the Board of Directors at their regular meetings.

The Company's Audit Committee members take turns to attend the meetings of the Fiscal Council of Via Varejo S.A. as permanent guests, in the capacity of observers (as defined by the Brazilian Corporations Act), seeking to keep informed and updated on relevant issues concerning the financial statements and/or internal controls of the Company, in particular the issues that should be considered upon receipt of the financial and accounting data of that subsidiary of the Company for equity purposes and accounting consolidation. Such Committee's Coordinator meets regularly with the Internal Audit Director of Casino Group, based in France.

Beginning in 2017, the members of the Fiscal Council usually take part in the Audit Committee's meetings, in which quarterly or annual Financial Statement issues are discussed, as well as issues related to the corresponding audits performed by EY.

Meetings with the Management (Officers)

The Committee met in 2017 with the Officers and their corresponding teams to discuss the structures and operations of all areas, their work processes, any weaknesses found in the control systems, mitigating mechanisms in place and improvement plans.

Among the issues that required more attention of the Committee are the following:

•         Contingencies and Allowances

Throughout the entire year 2017 the Audit Committee monitored the amounts of allowances connected to lawsuits and administrative procedures involving the Company. The Committee has also monitored the implementation of an action plan established by the General Counsel, aiming at adopting more efficient and modern systems and processes to monitor lawsuits in which the Company is a party. Accordingly, the Audit Committee monitored, along with the Legal Department (i.e., the General Counsel), the progress of the implementation of a new system (including software) for an optimized management of the Company's lawsuits and administrative procedures. Such new system will enable closer control of allowances and review of the base of lawsuits/procedures, with the potential of generating reductions in the amounts involved. Such system was submitted to the Internal Audit's analysis during the fourth quarter of 2017, and then some opportunities for improvement in its management and operationalization were found, which resulted in a diagnosis; so, the Committee recommended that the Company should study the need to review the procedures currently used for making allowances connected to labor and civil cases. The evolution of such issue will be monitored by the Audit Committee in 2018.

Still on the subject, in view of the significant increase in the volume of labor claims in court, and in order to assess whether the relevant allowances are in line with such new reality, the Audit Committee recommended to the Legal, Labor and Human Resources teams of Multivarejo, which is the Business Unit managed by the Company that is the one most affected by the increase in the number of labor claims, to discuss the main causes and the rationale of the labor lawsuits involving the Company and the corresponding action plans developed by the Human Resources area aiming at reducing the number of new labor claims. The main conclusion of such debate is the intrinsic relationship between the increase in the number of new labor lawsuits and the challenging macroeconomic scenario experienced in Brazil over the last years. The risk rating criteria to define whether it is required or not to make allowances had already been reviewed in 2016, and the adjustments required at that time have already been implemented.

The Committee continued monitoring the developments of the arbitration procedure initiated at the request of Morzan Empreendimentos e Participações Ltda., the accounting allowance effects of which were monitored by the Committee.

In addition, during year 2017 the Committee kept special attention to the progress of tax claims and other related risks involving the lease by the Company of goodwill owned by third parties.

•         Transactions with Related Parties

Pursuant to the procedures and responsibilities described in the Policy on Transactions with Related Parties, the Audit Committee evaluated concrete cases of compliance with the procedures set out in such Policy to discuss and decide on cases that are subsequently forwarded to the Board of Directors' resolution. Furthermore, as requested by the Company's Board of Directors and according to the Policy for Transactions with Related Parties, the Committee reviewed and discussed the procedures for approvals of transactions in force that have a continuous basis.

•         Information Technology and Security

The Committee kept giving priority to monitor the progress of processes and controls involving information technology issues to become aware of the action plans in the long and medium terms aiming at improving IT governance. In this sense, the Committee kept informed about the development of the IT governance theme at corporate level, with various interactions being carried out between the members of the Audit Committee and the Company's Management, which presented, among other topics, the new organizational structure of the Information Technology Board in the scope of the Vice-Presidency of Management and People, and the global strategy of the Information Technology Board for the next three years. Despite the improvements that took place, the issue, due to their sensitivity and relevance to the Group's business, deserves and will continue to be monitored by the Audit Committee over the next few years.

In addition to the IT governance issue at corporate level, the Audit Committee also closely monitors the IT asset obsolescence rates and the corresponding investments therein made by the business units, being highlighted a mapping of all equipment that must be replaced, which resulted in a schedule prepared to replace such obsolete equipment as certain equipment are associated with the improvement actions planned for the Company's technological park.

In addition, the Committee monitored the process of auditing the internal controls related to the issue of Information Security.

•         Human Resources area

At the beginning of 2017 the Committee followed up the implementation and completion of the new system of management and control of information on employees of the entire Pão de Açúcar Group (GPA), which enabled a better control of aspects connected to employment history and documentation of its associates, improving the People Management processes, in addition to assisting the General Counsel in obtaining data and grounds for labor claims in court.  Once the implementation of such system was completed, the Committee focused on monitoring the operation of the system after its implementation, in addition to monitoring the adaptation of such system to the new requirements of e-Social (an integrated system for Brazilian employers to comply with all labor-related obligations).

•         Accounting

With the Accounting Board, the Committee has reviewed and discussed with the Management, prior to the release of quarterly results and the results for the fiscal year ended on December 31, 2017, the information contained in the Financial Statements and the Notes thereto, and the Independent Auditors have always followed it up.

Furthermore, the Committee kept following up in 2017 the implementation of a system designed to consolidate the Company's financial information. In this regard, the Committee monitored the development of the corresponding system with the Accounting Board, as well as the adoption of improvements based on the original plan presented in 2014, in line with the Management's planning, so that its completion is expected in the course of year 2018.

In spite of a reduction already experienced in the total volume of manual entries, this subject continues to be constantly monitored by the Audit Committee.

Other aspects that have also been discussed were the ones related to the new accounting pronouncements harmonized with the IFRS (International Financial Reporting Standards) that should be adopted by the Company in the coming years (Translator's Note: in 2007 the Brazilian Law 11.638 of Dec. 28, 2007 brought significant changes for the whole Brazilian accounting system, as it started to demand that the Brazilian accounting standards are harmonized with the internacional accounting standards, aiming at an improved transparency and honesty of financial reporting in general), namely IFRS 9 (Financial Instruments), IFRS 15 (Revenue Recognition) and IFRS 16 (Leases). Together with the Accounting Board, the Audit Committee analyzed and discussed the potential impacts that will result from the application of such IFRS pronouncements in the Company's financial reporting. To the extent that part of IFRS pronouncements will become effective and required as of January 1st, 2018, the Audit Committee will continue to monitor this issue over 2018.

•         Tax Issues

The Committee kept monitoring over year 2017 the development of the system for controlling taxes on purchases, transfers, and sales, which includes an action plan aiming at implementing systemic solutions and the review/creation of processes to standardize and organize the generation of information connected to tax rules, product payment, calculation of taxes, accounting inventory management, and basic registration data. The Committee was informed that the agenda to implement such system began in 2017 and should be extended by mid 2019, as the implementation will be carried out gradually.

In addition, during year 2017, the Audit Committee discussed with the Company's Management about the monetization/realization methodology of tax credits, as well as it monitored on a quarterly basis the compliance with the credit consumption schedule. In particular, the Audit Committee focused on the analysis of the speed of monetization/realization of ICMS tax credits generated in the performance of the Company's and Via Varejo's main activity by virtue of the monetization/realization plan set by the Management of both companies. In this regard, the Audit Committee was informed that a unified tax credit monetization/realization corporate policy is being prepared.

•         Property Management Activities ("GPA Malls")

The Audit Committee followed up the work carried out by the team of GPA Malls, especially the risk management efforts ascribed to such team, monitoring the implementation of the actions required to mitigate such risks. In addition, the Committee dealt with the staff of the main lawsuits faced by the Company with respect to real estate issues and the strategies adopted to conduct them.

•         Activity of Wholesaler ("Assaí")

The Committee met with the Chief Executive Officer and the Chief Financial Officer of Assaí to discuss the suitability of the process of obtaining and maintaining all the varied permits from the public authorities for the stores to operate, as well as the procedures adopted by the company for contracting and managing service providers, especially regarding new stores inaugurated in the scope of the expansion project of the Assaí Business Unit.

•         Business Continuity Planning (BCP)

The Committee monitored the efforts undertaken by the Company in the event of a fire at the Distribution Center 02 on December 27, 2017 and ensured that all appropriate measures and initiatives were taken in a timely manner.

Compliance

The Committee supervised the activities of the Company's Compliance area (from mid-2017 onwards under the management of the Corporate Governance and Compliance Board), treating with a particular strictness the compliance with the Brazilian Anti-Corruption Act (Brazilian Law No. 12,846).

The process of implementing the Company's Compliance Program (as provided for in Law 12,846 - the Brazilian Anti-Corruption Act) carried out by the Company has been completed, with the follow-up of the Audit and Corporate Governance Committees, which have analyzed and discussed all the procedures to be implemented and the corresponding controls.

Thus, since the beginning of 2017 the Audit Committee became the one responsible for monitoring the evolution of such Compliance Program directly and exclusively, in accordance with its Internal Rules.

Risk Management and Internal Controls

O Committee kept supervising constantly the works carried out by the responsible area over year 2017, especially from the second half of the year, aiming at monitoring any significant deficiencies that might arise regarding the financial statements for the period ended on December 31, 2017. Accordingly, throughout year 2017 the Audit Committee monitored and made recommendations about the following topics:

- Company's internal policies and regulations/codes, such as the insurance policy, policy for hiring external auditors, and letter of internal controls;

- Company's procedures for full compliance with the Sarbanes-Oxley legislation requirements;

- Receipt of periodic reports sent to the Company by public agencies responsible for regulating the securities exchange markets, as well as the corresponding answers given thereto, regarding matters within the Audit Committee's competence.

Lastly, the Committee also followed up more closely the work of the Risk team about the new risk management cycle for year 2017, approaching in its analysis the main risks mapped for each of the business units and for the Company as a whole. The result of such analysis was discussed by the Company's Board of Directors, which defined the priority risks to be monitored by both governance areas. For such purpose, a meeting agenda was established for 2018 to present the mitigation actions adopted by the Company's management regarding prioritized risks.

Independent Auditors

Among the work performed by the Independent Auditors which had the strict supervision and monitoring of the Committee, it is worth highlighting the analysis and debate on the review of the draft of the financial statements before being disclosed to the market, with the examination and discussion of the implementation of the recommendations and suggestions made by the Independent Auditors.

Furthermore, the Committee held discussions with the Independent Auditors on fraud risk management, in particular on the financial statements, transactions with related parties, and unusual transactions.

The Committee has also followed up the work of the Independent Auditors regarding the review of the Company's internal controls, and to resubmit the financial statements for the period ended on December 31, 2015 and the quarterly accounting information for the first, second, and third quarters 2015, and first quarter 2016.

Finally, in order to address the demands raised by Committee members from the assessment of the Independent Auditors' performance that they carried out, the Independent Auditors held special meetings with the Committee to discuss specific topics such as Information Technology, Tax matters and Internal Controls.

Internal Auditors

The Committee had an intensive and constant interaction with the Company's Internal Auditors, who attended much of the Committee meetings during year 2017.

The Audit Committee discusses the Internal Audit's Annual Work Plan, any special work required, the professional training programs of the technical team, the corresponding composition and qualification thereof, and the results of each audit work performed. The Audit Committee receives the reports and descriptions of all corrective actions recommended for those topics of Internal Audit that require a longer implementation term.

Whistle-blowing Channel

Representatives of the Internal Audit team have also submitted to the Audit Committee members periodic reports of complaints made by whistle-blowers and received by the Company through the proper internal communication channel (Ombudsman) confidentially and without identifying any whistle-blower. In this sense, in addition to examining the concrete case subject of the complaint itself, the responsible persons analyzed and discussed the flows to investigate such claims and whistle-blowing, the results of investigations and the measures to be taken in the case such events are confirmed, as well as the financial impacts of each confirmed wrongdoing.

Performance Assessment

Every year the Audit Committee carries out a self-assessment of its performance, as it also assesses the performance of both the Internal and Independent Auditors. Such assessments find improvement points and the corresponding action plans, which are reported to the Board of Directors.

Discontinued Operations

The Audit Committee has been following up the discussions involving the Company's divestiture plans in Via Varejo S.A. and its implications for financial reporting purposes.

Recommendations from the Audit Committee

The Committee recommends to the Executive Officers the following actions:

- Reviewing one more time whether it is convenient or not, from the point of view of organizational structure, to establish a separated Board of Risks, Compliance, and Internal Controls, which would report to the Company's CEO.

- Systematically monitor the improvements sought by the Legal Department in the management of the Group's administrative procedures and lawsuits (of civil, labor and regulatory nature).

- Considering and discussing measures for review, modernization and centralization of corporate IT management covering all business units.

- Systematically monitoring all steps from the start to their completion and effective implementation of the Group's consolidated budget and financial information system, when such project is resumed.

- Taking the due measures to complete the current project phase of the system for controlling taxes on purchases, transfers, and sales, so that such system can be implemented in a timely manner.

- Complete the studies aiming at the adoption of a corporate policy of monetization of unified tax credits.

Conclusion

The Audit Committee is of the opinion that all items featured in the "Recommendations" section hereinabove whose Action Plans are still in progress were subject of and surrounded by satisfactory mitigative procedures aiming at minimizing any Internal Controls risks that might impact the Company's Financial Statements as of December 31, 2017.

The Audit Committee understands further that all relevant facts which came to its knowledge as a result of the works performed as described in this Report are properly disclosed in the Management's Report and the audited Financial Statements as of December 31, 2017; accordingly, the Audit Committee recommends the approval thereof by the Board of Directors.

São Paulo (SP, Brazil), February 16th, 2018.

Luiz Nelson Guedes de Carvalho, Coordinator of the Committee and Accounting, Financial and Audit Specialist, and Representative of the Board of Directors in the Audit Committee.

Celso Clemente Giacometti.

Eleazar de Carvalho Filho, Representative of the Board of Directors in the Audit Committee.

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended December 31, 2017, authorizing the conclusion on this date.

São Paulo, February 19, 2018.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended December 31, 2017, issued on this date.

São Paulo, February 19, 2017.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

FISCAL COUNCIL’S REPORT

The Company’s Fiscal Council, in compliance with legal and statutory requirements, has examined the Management Report and the Financial Statements for the year ended December 31, 2017. Based on the examinations made, considering also the opinion of the independent auditors – ERNST & YOUNG Auditores Independentes S.S. – dated February 19th, 2018, as well as on the information and clarifications received during the year, the Fiscal Council states that such documents are in conditions to be submitted for the appreciation of the General Meeting of Shareholders.

São Paulo, February 19th, 2018.

Fernando Dal-Ri Murcia
Chairman

Eduardo Flores
Board Member

Gerlando Lima
Board Member

Companhia Brasileira de Distribuição

Balance Sheets

December 31, 2017 and 2016

 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Current Assets
Cash and cash equivalents	7	2,868	4,496	3,792	5,112
Trade accounts receivable, net	8	440	396	632	543
Other accounts receivable	9	256	111	271	126
Inventories	10	3,042	3,106	4,822	4,641
Recoverable taxes	11	360	557	596	674
Prepaid expenses		86	81	112	97
Other current assets		33	54	34	155
Noncurrent assets held for sale	32	2,090	1,901	22,961	20,303
Total current assets		9,175	10,702	33,220	31,651

Noncurrent Assets
Trade accounts receivable, net	8	80	-	80	-
Other accounts receivable	9	447	81	642	612
Recoverable taxes	11	1,465	521	1,747	632
Derivative financial instruments	17.1	12	-	28	-
Deferred income and social contribution taxes	20	108	155	121	170
Related parties	12	206	359	25	17
Judicial deposits	21.7	609	534	762	661
Prepaid expenses		8	13	43	45
Investments	13	3,368	3,036	177	316
Investment properties		21	23	21	23
Property and equipment, net	14	6,286	7,043	9,138	9,182
Intangible assets	15	1,193	1,193	1,924	1,908
Total noncurrent assets		13,803	12,958	14,708	13,566
Total assets		22,978	23,660	47,928	45,217

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance Sheets

Years ended December 31, 2017 and 2016

(In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Current liabilities
Trade accounts payable	16	5,377	5,091	8,128	7,232
Loans and financing	17	1,223	2,763	1,251	2,957
Payroll and related charges		441	446	640	614
Taxes, contributions payable	19	228	189	301	254
Related parties	12	387	510	153	147
Dividends payable	24.9	78	-	78	-
Financing related to acquisition of real estate		95	32	116	116
Rent payable		120	100	128	110
Deferred revenue	23	28	127	146	224
Pass-through liabilities		14	15	14	15
Loyalty programs		-	28	-	28
Other current liabilities		171	209	213	253
Liabilities related to non-current assets held for sale	32	-	-	17,824	15,632
Total current liabilities		8,162	9,510	28,992	27,582

Noncurrent liabilities
Loans and financing	17	2,876	2,775	3,337	2,912
Deferred income and social contribution taxes	20	-	-	394	317
Tax payable in installments	19	566	540	566	540
Provision for contingencies	21	812	891	1,107	1,177
Deferred revenue	23	22	24	22	24
Provision for negative equity in associates	13	165	22	165	22
Other current liabilities		42	38	53	46
Total noncurrent liabilities		4,483	4,290	5,644	5,038
Shareholders’ equity
Share capital	24	6,822	6,811	6,822	6,811
Capital reserves		355	331	355	331
Earning reserves		3,174	2,718	3,174	2,718
Other comprehensive loss		(18)	-	(18)	-
		10,333	9,860	10,333	9,860
Non-controlling interest		-	-	2,959	2,737
Total shareholders’ equity		10,333	9,860	13,292	12,597

Total liabilities and shareholders’ equity		22,978	23,660	47,928	45,217

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Operations

Years ended December 31, 2017 and 2016

 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Net operation revenue	25	25,990	25,527	44,634	41,454
Cost of sales	26	(18,290)	(18,599)	(33,931)	(31,933)
Gross profit		7,700	6,928	10,703	9,521
Operating income (expenses)
Selling expenses	26	(5,124)	(4,957)	(6,804)	(6,567)
Selling, general and administrative expenses	26	(732)	(640)	(972)	(884)
Depreciation and amortization		(602)	(554)	(779)	(707)
Share of profit of associates	13	633	30	(60)	60
Other operating expenses, net	27	(507)	(496)	(579)	(567)
		(6,332)	(6,617)	(9,194)	(8,665)
Operating income before net financial results		1,368	311	1,509	856

Net financial results	28	(660)	(800)	(730)	(903)

Income (loss) before income and social contribution taxes		708	(489)	779	(47)

Income and social contribution taxes	20	(57)	84	(297)	(24)

Net income (loss) from continued activities		651	(405)	482	(71)
Net income (loss) from discontinued activities		(32)	(77)	383	(1,005)
Net income (loss) for the year		619	(482)	865	(1,076)

Attributed to:
Controlling shareholders – Continued activities		651	(405)	482	(71)
Controlling shareholders - discontinued activities		(32)	(77)	137	(411)
Total of controlling shareholders		619	(482)	619	(482)

Non-controlling shareholders - discontinued activities		-	-	246	(594)
Total of non-controlling shareholders		-	-	246	(594)

Earnings (loss) per share (R$/share)	29	12.31.2017	12.31.2016
Basic
Common – Continued and discontinued activities		2.18810	(1.81669)
Common – Continued activities		1.70324	(0.26891)
Preferred – Continued and discontinued activities		2.40692	(1.81669)
Preferred – Continued activities		1.87356	(0.26891)
Diluted
Common – Continued and discontinued activities		2.18073	(1.81669)
Common – Continued activities		1.69955	(0.26891)
Preferred – Continued and discontinued activities		2.39074	(1.81669)
Preferred – Continued activities		1.86188	(0.26891)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Comprehensive Income

Years ended December 31, 2017 and 2016

 (In millions of Reais)

	Parent company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Net income (loss) for the year	619	(482)	865	(1,076)
-Items that may be subsequently reclassified to profit or loss:
Foreign currency translation	(17)	88	(17)	234
-Items that will not be subsequently reclassified to profit or loss
Other comprehensive income	(1)	(1)	(1)	(3)
Comprehensive income for the year	601	(395)	847	(845)

Attributed to:
Controlling shareholders			601	(395)
Non-controlling shareholders			246	(450)
			847	(845)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2017 and 2016

 (In millions of Reais)

		Capital reserves		Earnings reserves						Equity attributed to controlling shareholders	Non-controlling Interest	Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Accumulated Profit/Loss	Other comprehen-sive Income
Balance at December 31, 2015	6,806	7	295	426	2,624	(7)	290	-	(87)	10,354	2,998	13,352
Other comprehensive income:
Loss for the year	-	-	-	-		-		(482)	-	(482)	(594)	(1,076)
Foreign currency translation	-	-	-	-	-	-	-	-	88	88	146	234
Other comprehensive income	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Comprehensive income for the year	-	-	-	-	-	-	-	(482)	87	(395)	(450)	(845)

Capital increase (note 24.1)	5	-	-	-	-	-	-	-	-	5	-	5
Stock options granted (note 24.5)	-	-	21	-	-	-	-	-	-	21	-	21
Stock options granted - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	8	5	13
Appropriation of income to expansion reserve	-	-	-	-	119	-	(119)	-	-	-	-	-
Proposed dividends - additional (note 24.9)	-	-	-	-	-	-	(4)	-	-	(4)	-	(4)
Transactions with noncontrolling interest (note 24.7)	-	-	-	-	-	-	(138)	-	-	(138)	165	27
Put option - CD Colombia (note 24.8)	-	-	-	-	-	-	9	-	-	9	19	28
Reserves achievement	-	-	-	-	(444)	-	(38)	482	-	-	-	-
Balance at December 31, 2016	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2017 and 2016

 (In millions of Reais)

		Capital reserves		Earnings reserves						Equity attributed to controlling shareholders	Non-controlling Interest	Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Accumulated Profit/Loss	Other comprehen-sive Income
Balance at December 31, 2016	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	619	-	619	246	865
Foreign currency translation	-	-	-	-	-	-	-	-	(17)	(17)	-	(17)
Other comprehensive income	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	619	(18)	601	246	847

Capital increase (note 24.1)	11	-	-	-	-	-	-	-	-	11	-	11
Stock options granted (note 24.5)	-	-	16	-	-	-	-	-	-	16	-	16
Stock options granted - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	8	3	11
Appropriation of income to legal reserve	-	-	-	31	-	-	-	(31)	-	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(81)	-	(81)	(20)	(101)
Gain (loss) equity interest	-	-	-	-	-	-	(2)	-	-	(2)	2	-
Appropriation of income to expansion reserve	-	-	-	-	429	-	-	(429)	-	-	-	-
Proposed dividends - additional (note 24.9)	-	-	-	-	-	-	-	(78)	-	(78)	(9)	(87)
Transactions with noncontrolling interest (note 24.7)	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
Balance at December 31, 2017	6,822	7	348	457	2,728	(7)	(4)	-	(18)	10,333	2,959	13,292

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2017 and 2016

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Cash flow provided by operating activities
Net income (loss) for the year	619	(482)	865	(1,076)
Adjustment to reconcile net income (loss)
Deferred income tax (note 20)	47	(105)	(38)	(113)
Loss on disposal of property and equipment	187	85	247	203
Depreciation and amortization	650	601	833	1,089
Financial charges	534	706	947	1,272
Share of profit of associates (note 13)	(633)	(30)	34	(81)
Provision for contingencies	27	366	675	1,080
Share-based expenses	24	29	24	29
Allowance for doubtful accounts (note 8.3)	2	10	722	609
Provision for obsolescence, losses and breakage (note 10.2)	(5)	27	(1)	44
Deferred revenue (note 23)	(11)	(12)	(394)	(372)
Other operating expenses	(709)	144	(723)	-
Gain in sale of subsidiaries	-	-	-	(94)

	732	1,339	3,191	2,590
Changes in assets and liabilities
Trade receivables	(125)	133	(2,115)	(1,259)
Inventories	70	203	(1,505)	107
Recoverable taxes	(10)	(114)	(321)	(709)
Other assets	(408)	222	(60)	118
Related parties	210	(369)	153	(470)
Judicial deposits	(57)	(42)	(366)	(218)
Trade payables	286	532	3,059	(1,486)
Payroll, related charges and taxes payable	(5)	21	103	134
Taxes and social contributions payable	(55)	(49)	(127)	55
Income tax payments	-	-	(119)	(132)
Payments of contingencies	(69)	(39)	(447)	(415)
Deferred revenue	10	104	(8)	660
Other liabilities	(49)	(192)	148	(279)
Dividends receivable	445	152	309	-

	243	562	(1,296)	(3,894)

Net cash provided by (applied in) the operating activities	975	1,901	1,895	(1,304)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2017 and 2016

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Cash flow from investing activities
Capital increase in subsidiaries	(81)	-	-	-
Acquisition of property and equipment (note 14.3)	(508)	(490)	(1,402)	(1,265)
Acquisitionf of intangible assets (note 15.3)	(106)	(84)	(311)	(279)
Sales of property and equipment	95	21	112	55
Net cash of subsidiary incorporated	-	180	-	-
Net cash of subsidiary sale	-	-	-	137
Payment by Via Varejo to Cnova N.V. for the exchange of shares	-	-	-	(47)
Net cash on deconsolidation of subsidiaries – Cdiscount (note 32.1)	-	-	-	(621)
Net cash used in investment activities	(600)	(373)	(1,592)	(2,020)

Cash flow from financing activities
Capital increase	11	5	11	5
Proceeds from borrowings and financing (note 17.2)	2,024	2,401	7,789	8,082
Payments of borrowings and financing (note 17.2)	(3,957)	(1,681)	(9,785)	(7,481)
Dividends paid	(81)	(4)	(101)	(4)
Paid in subsidiary acquisition	-	-	(8)	(79)
Financing with related parties	-	-	-	952
Net cash flow provided by (applied in) the financing activities	(2,003)	721	(2,094)	1,475

Net increase (decrease) in cash and cash equivalents	(1,628)	2,249	(1,791)	(1,849)

Exchange rate in cash and cash equivalents	-	-	-	(24)

Cash and cash equivalents at the beginning of the year	4,496	2,247	9,142	11,015
Cash and cash equivalents at the end of the year	2,868	4,496	7,351	9,142
Net increase (decrease) in cash and cash equivalents	(1,628)	2,249	(1,791)	(1,873)

	12.31.2017	12.31.2016
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	7,351	9,142
Cash and cash equivalents as per the balance sheet	3,792	5,112
Cash included in “assets held for sale and discontinued activities”	3,559	4,030

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Value Added

Years ended December 31, 2017 and 2016

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Revenues
Gross sales of Goods	28,164	27,695	48,439	44,969
Allowance for/Reversal of Doubtful Accounts	(9)	(10)	(10)	(26)
Other Revenues	371	41	383	65
	28,526	27,726	48,812	45,008
Products Acquired from Third Parties
Costs of Products Sold	(18,704)	(18,705)	(35,492)	(32,856)
Materials, Energy, Outsourced Services and Other	(3,235)	(3,133)	(4,140)	(4,073)
	(21,939)	(21,838)	(39,632)	(36,929)

Gross Value Added	6,587	5,888	9,180	8,079

Retention
Depreciation and Amortization	(650)	(601)	(833)	(762)

Net Value Added Produced	5,937	5,287	8,347	7,317

Value Added Received in Transfer
Share of Profit of Associates	633	30	(60)	60
Financial Income	167	207	199	256
Others (net income of discontinued activities)	(32)	(77)	383	(1,005)
	768	160	522	(689)

Total Value Added Distributed	6,705	5,447	8,869	6,628

Personnel	3,287	3,028	4,244	3,887
Direct Compensation	1,990	1,919	2,640	2,485
Participation	412	258	415	277
Benefits	714	670	964	893
Government Severance Indemnity Fund for Employees (FGTS)	171	181	225	232
Taxes, Fees and Contributions	1,241	1,250	1,909	1,811
Federal	795	711	1,138	1,017
State	226	355	521	574
Municipal	220	184	250	220
Value Distributed to Providers of Capital	1,558	1,651	1,851	2,006
Interest	815	986	914	1,134
Rentals	743	665	937	872
Value Distributed to Shareholders	619	(482)	865	(1,076)
Dividends and interest on own capital	159	4	159	4
Retained Earnings/ Accumulated Losses for the year	460	(486)	460	(486)
Non-controlling Interest	-	-	246	(594)
Total Value Added Distributed	6,705	5,447	8,869	6,628

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented with discontinued activities (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate controlling company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration and CVM notice about Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”) former controller of Globex Utilidades S.A. Such decision was amended on January 27, 2016 with no significant changes.The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Company received a notice from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company pay the equivalent additional amount 80% of effectively paid to Morzan as indemnification to other shareholders of Globex Utilidades S.A. that applied to Share Purchase Agreement resulting in the sale of control of the Company, in accordance to your OPA, the mix payment option, that defined in public notice of public offer for shares acquisition realized for the Company on January 4, 2010. The Company presented on appeal to CVM’s arbitral award and the Company received a suspensive effect of the decision, about such indemnity that had estimated amount in R$150 and likelihood of loss classified as possible.

On October 3, 2017 the Panel of the CVM analyzed the appeal filed by the Company and unanimously decided to fully amend the SRE Decision, understanding that the CVM could not extend the indemnification provided for in the Arbitration Award to Globex's minority shareholders, as provided for in the Code of Civil Procedure, in line with the constitutional guarantees. Considering the favorable decision of CVM Panel, any discussion about this indemnity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.2.   Corporate restructuring in 2016

1.2.1.  Corporate restructuring – Barcelona, Sendas and Xantocarpa

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. With the objective to consolidate the cash and carry segment in a single entity and to improve operational and financial efficiency, the following corporate actions were taken:

(i)   Redemption of Barcelona´s shares

On February 22, 2016, it was approved at the Extraordinary General Meeting the redemption of all preferred shares issued by Barcelona, that corresponding to 3,722,470 shares held by Novasoc at book value of R$160. The transaction did not generate impacts on the consolidated financial statements of the Company.

(ii)  Total merger of Barcelona

At the Ordinary and Extraordinary General Meeting of April 27, 2016 was approved the merger of Barcelona by Sendas.

On April 30, 2016 Barcelona´s assets and liabilities were fully merged into Sendas, consequently Barcelona was extinguished. As a result of merge, the Sendas’ equity increased in R$800, amount of difference of the total Barcelona’s equity less interest owned by Sendas, upon issuance of new shares.

(iii)  Partial spin-off of Sendas

Still at the Annual and Extraordinary General Meeting of April 27, 2016 it was approved the spin-off of Sendas. On April 30, 2016, after the total merger and extinction of Barcelona, Sendas was partially spun off and incorporated into CBD. The value of the split assets was R$2, as summarized below:

Current assets	948
Noncurrent assets	669
Total assets	1,617

Current liabilities	1,608
Noncurrent liabilities	7
Total liabilities	1,615

Net assets merged	2

(iv) In August 2016 there was the total merger and consequent extinction of Xantocarpa Participações by Sendas Distribuidora.

As a result of this reorganization, there was no effect on the consolidated financial statement of the Company, since the subsidiaries are fully held by Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.2. Corporate restructuring in 2016 - Continued

1.2.2. Sale of the fuel filling stations

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The amount of sale was R$8.

Company determined no gain or loss over.

1.3.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice 18/2016-CVM/SEP/GEA-5 containing the understanding of the Superintendence of Business Relations – SEP in relation to certain accounting entries related to corporate transactions at Via Varejo level in 2013. Due to the effects in its consolidated financial statements the Company received the notice 19/2016-CVM /SEP/GEA-5.

CVM’s technical area notified its understanding on accounting treatment which is different from those applied by Company in its financial statements of that year, in relation to (i) remeasurement of remaining investment held in Nova Pontocom Comércio Eletrônico S.A. (“NPC”) due to partial sale of interest to Companhia Brasileira de Distribuição; and (ii) accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”) equity by Via Varejo.

Via Varejo and the Company filed an appeal to CVM’s board of commissioners. At July 26, 2016, Via Varejo published relevant fact announcing the end of Cnova’s investigations, and informed that attended partially the requirements on notice 18/2016CVM/SEP/GEA5, specifically to the accounting entries of sale participation on NPC, occurred in 2013. At January 26, 2017 the CVM reported the Company that (i) the appeal was accepted related to Bartira; and (ii) The CVM’s Superintendence of Business Relations – SEP asked reconsideration of the board of commissioner’s decision. On April 20, 2017, Via Varejo and the Company received the final determination of the board of commissioner informing that kept the decision after reconsideration asked by SEP. Therefore, there is not effectadditional to be considered related to this item.

1.4.   Agreement between CBD, Via Varejo and Grupo Casas Bahia

In July 4, 2017, the Via Varejo celebrated a agreement together with the Company, for the settlement of losses and damages related to the “Acordo de Associação” celebrated in July 1, 2010, incurred until November 8, 2016, as well established warrants for the obligation of Grupo Casas Bahia to indemnify potential risks, therefore grasped which not materialized until November 8, 2016.

In this agreement, the Via Varejo and the Grupo Casas Bahia compensate funds due from part to part, remaining a balance of R$13 to be paid by the Grupo Casas Bahia to Via Varejo during the 2018 financial year.

As warrant of potential risk indemnifies was kept, beyond personal guarantee of Grupo Casas Bahia shareholders, mortgage on property at total amount of potential risks notified.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

1.4.   Agreement between CBD, Via Varejo and Grupo Casas Bahia - Continued

In a board of director’s meeting occurred in July 24, 2017, in the terms of the related parties policy, the special committee favorably recommended to the board of directors the approval of execution of the Term of Agreement by the Company. As the special committee considerations, the board of directors approved the celebration of Term of Agreement.

As a result of this agreement, the Company recognized on its financial statements for the year ended in December 31, 2017, at item “descontinued operations” a loss of R$97.

1.5.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity of fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and which rule the calculation of the rental fees.

The Proceeding refers to matters with the application of the Agreements and does not affect the continuity of the leases, which are contractually assured. The Company and its legal advisors understands that the Proceeding will be decided favorably to CBD.

2.     Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Adminstration in the conduct of the Company.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2017 was approved by the Board of Directors on February 19, 2018.

As a result of the ongoing process for the sale of the subsidiary Via Varejo S.A. (note 32) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated financial statement of the operations and the statement of the added value for the year ended on December 31, 2017 and December 31, 2016 were presented with the effects of the transaction.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	12.31.2017		12.31.2016
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”) (****)	100.00	-	10.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	100.00	-
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Via Varejo S.A. (“Via Varejo”) (*)	43.31		43.34	-
Via Varejo Luxembourg Holding S.à.r.l. (“VVLuxco”) (*)	-	43.31	-	43.34
Via Varejo Netherlands Holding B.V. (“VVDutchco”) (*)	-	43.31	-	43.34
Indústria de Móveis Bartira Ltda. (“Bartira”) (*)	-	43.31	-	43.34
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (*)	-	43.31	-	43.34
Globex Adm. e Serviços Ltda. (“Globex Adm”) (*)	-	43.31	-	43.34
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (*)	-	43.31	-	43.34
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (*)	-	43.31	-	43.34
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (*)	-	43.31	-	43.34
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (*)	-	43.31	-	43.34
Nova Experiência PontoCom S.A. (“Nova Experiência”) (*)	-	43.31	-	43.34
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100.00	-	100.00	-
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	-	100.00	-	100.00
Associates
Cnova N.V (“Cnova Holanda”) (**)	-	34.05	-	34.05
Cdiscount Group S.A.S. (“CDiscount”) (**)	-	34.05	-	34.05
Cnova Finança B.V. (“Cnova Finança”) (**)	-	34.05	-	34.05
Cdiscount Afrique SAS (“Cdiscount Afrique”) (**)	-	34.05	-	34.05
Cdiscount International BV The Netherlands (“Cdiscount Internacional”) (**)	-	34.05	-	34.05
Cnova France SAS (“Cnova France”) (**)	-	34.05	-	34.05
Cdiscount S.A. (“Cdiscount”) (**)	-	33.94	-	33.93
3W SAS (“3W”) (**) (***)	-	-	-	33.93
CD Africa SAS (“CD Africa”) (**) (***)	-	-	-	28.94
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”) (**)	-	34.05	-	28.94
Cdiscount Sénégal SAS (“Cdiscount Sénégal”) (**)	-	34.05	-	28.94
Cdiscount Cameroun SAS (“Cdiscount Cameroun”) (**)	-	34.05	-	28.94
CLatam AS Uruguay (“CLatam”) (**)	-	23.84	-	23.84
Cdiscount Panama S.A. (“Cdiscount Panama”) (**)	-	23.84	-	23.84
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”) (**)	-	23.84	-	23.84
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	-	23.83	-	23.83
Cnova Pay (“Cnova Pay”)	-	34.05	-	-
BeezUP SAS (“BezzUp”)	-	20.43	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.65	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

(*) Companies which balance are classified in “Held for sale and discontinued activities” (see note n°32).

(**) Companies no longer consolidate on October 2016 (see note n°32)

(***) Companies merged in 2017.

(****) In 2017 the former partners of Novasoc transferred to CBD the quotas they held in society.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

In the individual financial statements, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping non-controlling interests in a specific line item in shareholders’ equity.

Company’s interest in some subsidiaries represents less than 50% of interest (common plus preferred shares) but Company’s holds control pursuant to the common shares or shareholders’ agreement that allows wholly consolidation.

3.2.   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination of which subsidiary are controlled by the Company and the proceedings of integral consolidation are in accordance with the principles and concepts established by IFRS 10 (CPC 36- R3).

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

3.3.   Associates

Investments are accounted for under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions. The associates at December 31, 2017 are: i) BINV (not operating) and FIC is managed by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which holds mainly the investment on e-commerce company denominated Cdiscount located abroad.

The summarized financial statements are as follows:

	FIC
	12.31.2017	12.31.2016

Current assets	4,621	4,060
Noncurrent assets	69	43
Total assets	4,690	4,103

Current liabilities	4,026	3,050
Noncurrent liabilities	11	15
Shareholders’ equity	653	1,038
Total liabilities and shareholders’ equity	4,690	4,103

Statement of operations:	12.31.2017	12.31.2016
Revenues	988	1,118
Operating income	321	386
Net income of the year	184	236

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.3.   Associates – Continued

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right.

	Cdiscount
	12.31.2017	12.31.2016

Current assets	2,836	1,457
Noncurrent assets	796	501
Total assets	3,632	1,958

Current liabilities	3,941	1,948
Noncurrent liabilities	174	70
Shareholders’ equity	(483)	(60)
Total liabilities and shareholders’ equity	3,632	1,958

Statement of operations:	12.31.2017	12.31.2016

Revenues	7,651	7,187
Operating income	(72)	(146)
Losses for the year	(367)	(224)

4.     Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company or its subsidiaries assume contractual rights to receive cash or other financial asset contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the company.

Financial liabilities are recognized when the Company or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured at initial recognition at the effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of operations as financial income and expenses.

The Company, monthly, evaluates the estimated amount of loss not received financial assets. An estimate of loss is recognized when there is objective evidence that the Company or its subsidiaries will not collect all amounts to receive based on their due dates. For the calculation, the Company considers historical losses, historical statistical data, portfolio aging and the assessment of the likelihood of further deterioration of the portfolio, taking into account macro-economic factors and market. When the collection of accounts receivable is unlikely, both book value and its loss estimate are recognized in the income statement. Subsequent recoveries are recognized when incurred under the caption selling expenses in the income statement for the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

4.1.   Financial instruments – Continued

Note 18 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39) are classified according to the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) available-for-sale and (iv) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries includes cash and cash equivalents, trade accounts receivable, related parties receivables and derivative financial instruments.

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the income statement for the year as financial income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or expense, when incurred.

•          Held-to-maturity financial assets: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in profit or loss for the year using the effective interest rate method.

•         Available-for-sale financial instruments: items that do not meet the classification criteria in other categories. These items are measured at fair value, however, with an adjustment recognized in a separate account in shareholders´ equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(i)     Financial assets– Continued

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired.

•          The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company and its subsidiaries have transferred their rights to receive cash flows from an asset or have entered into an on lending agreement, and have neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and their subsidiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to loans and receivables, the Company, and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company and its subsidiaries classify it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement. Interest revenue is recorded in the financial statements as part of finance income. In the case of loans or investments held to maturity with a variable interest rate, the Company and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(i)      Financial assets – Continued

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment  loss is recognized in the income statement. If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 (CPC 38) are classified as, fair value through profit or loss or other financial liabilities, designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company and its subsidiaries’ financial liabilities include trade accounts payable, loans and financing, debentures, financing related to acquisition of assets and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Derecognition of financial liabilities

The financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition. Monetary assets and liabilities denominated in foreign currencies are translated to Real according to their market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

4.3.   Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is developed through DDI curves, clean coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

4.5.   Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet at their nominal sales amounts less an allowance for doubtful accounts, which is recorded based on historical loss experience and risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization are included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

The annual closing of each reporting period, the Company and its subsidiaries assets if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit. Short term assets and liabilities are not adjusted to present value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.17%
Data processing equipment	21.13%
Software	10.27%
Facilities	8.65%
Furniture and fixtures	10.77%
Vehicles	20.00%
Machinery and equipment	9.43%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.10.Property and equipment – Continued

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2017 and no significant changes were necessary.

4.11.Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties are measured at historical cost (including transaction costs), net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also transferred when there is an intention to sell it and, in this case, it is classified as a non-current asset held for sale. The difference between the net amount obtained from the sale and the book value of the asset is recognized in the statement of operations for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate, mentioned in the note above. Beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.13.Intangible assets – Continued

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the income statement in the year when the asset is derecognized.

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

4.15.Current assets held to sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of this assets and the sale is high probable. The management has to be compromised to finish the sale, the estimated deadline to the sale to be completed have to occur in one year.

When the Company are compromised to a sale plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held to sale when the criteria above is achieved, even if the Company keeps non-controlling participation in its old subsidiary after the sale. Additionally, the net income of the entity classified as held to sale is reclassified as discontinued activity in a unique line on statements of operations.

After completed the sale, the Company consider whatever residual participation in associate, or entity under joint control, in accordance to IAS 39, except that the part withheld by the Company make the associate keep to be associate or entity under joint control, in this case the Company use the equity equivalence.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less the cost for sale.

4.16.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The company rents equipment and commercial rooms, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary substantially from 5 to 25 years.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.16.Leases – Continued

Company and its subsidiaries as lessees

Financial lease agreements, which transfer to the Company and its subsidiaries substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an financial expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Company and its subsidiaries as lessors

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

4.17.Provisions

Provisions are recognized when the Company and its subsidiaries have present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company and its subsidiaries’ policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.18.Dividend and interest on own capital distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

The company may pay or credit interest as remuneration of its own capital calculated on the shareholders' equity accounts, observing the rate and limits determinded by law.

4.19.Deferred Revenue

The Company records deferred revenue related to amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service rendered in the sale of these warranties jointly with the business partners.

4.20.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

4.21.Share-based payment

Employees and senior executives of the Company (including ours subsidiaries) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Each year’s expenses or expenses reversals represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that has not completed the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.21.Share-based payment - Continued

Equity-settled transactions - Continued

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, this includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 29).

4.22.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

•       Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

4.23.Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company and its subsidiaries have concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company and its subsidiaries operate as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Determination of net income – Continued

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company and its subsidiaries’ actions as agents in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company and its subsidiaries’ business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset. Interest income is included under financial services, composing the Company's gross profit in the income statement. This practice is substantially related to discontinued activities.

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred. When the sale is recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and cancellations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Determination of net income – Continued

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from suppliers, changes in inventories and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries’, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

(v)  Other operating expenses, net

Other operating income and expenses correspond to the effects of major events or non recurring occurred during the year that do not meet the definition for the other income statement lines.

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Taxation – Continued

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.25.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.26. Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of CPC 15(R1)/ IFRS 3.

4.27.Foreign currency translation

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•       Assets and liabilities, including goodwill and fair value adjustments, are translated into Real at the closing rate

•       Income statement and cash flow items are translated into Real using the average rate unless significant variances occurs, when is used the rate of the transaction date

•       Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

4.28.Customer loyalty programs

Until December 2017, the Company and its subsidiaries provided incentives to its customers in the sale of products or services grant them credits. When acquiring products or services, when the achievement of certain scoring levels, was enabled the redemption that represented credits in payments of purchases in the form of a discount.

As announced to the participants, the loyalty program was terminated at the end of the 2017 financial year and all points not redeemed by customers were considered expired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.29.Statement of value added

       This statement is intended to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year.

In 2017, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, enter necessarily effective for accounting periods beginning on January 1, 2017. The main changes are:

Statement	Description	Impact

Improvements annual to IFRS: Cycle 2015 - 2017	Changes to IFRS 12 - Disclosure of interests in other entities - clarification of the scope statements.	The applications of these changes had no significant impact on the financial statement.
IAS 12 – Deferred tax income recognize for unrealized losses	Describes the treatment of temporary difference.	The applications of these changes had no significant impact on the financial statement.
IAS 7 – Initiatives to improvement the statements	Describes about disclosures that enable users to measure the changes in liabilities related to financing activities.	The applications of these changes had no significant impact on the financial statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - Continued

5.2.   New Standards reviewed already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after
IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2018
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definition of finance lease disappear, except for short-term leases and for contracts involving immaterial  amounts.

01/01/2019
IFRS 2 – Classification and measurement of share based payment	Between other changes describes modifications of settled options of shares.	01/01/2018
IFRS 10 and IAS 28 improvements – Sell or asset contribution between investor and associate or Joint Venture

In case of assets sell or contribution between investor and associates or joint venture, the transaction effect only be recognized in profit and loss while the transaction be with a not related third party.

01/01/2018

a) IFRS 9

In 2017, the Company conducted a detailed impact assessment of the main aspects of IFRS 9. This assessment is based on information currently available and may be subject to changes arising from reasonable and sustainable information that is being made available to the Company in 2018, when the Company will adopt IFRS 9. In general, the Company does not foresee any significant impact on the balance sheet and statement of changes in shareholders' equity, except for the application of the impairment requirements and classification and measurement the IFRS 9. The Company expects an increase in the provision for losses, resulting in a negative impact on shareholders' equity, as discussed below.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - Continued

5.2.   New Standards reviewed already issued but not yet adopted - Continued

a)     IFRS 9 – Continued

Impairment

IFRS 9 requires the Company to record the expected credit losses on all its debts, loans and trade accounts receivable, based on 12 month or full lifetime. The Company will apply the simplified approach and will record full lifetime expected losses on trade accounts receivable. The Company has determined that, due to the non guaranteed nature of its loans and receivables, the provision for losses will increase in R$4 in the Company and R$ 168 in the consolidated (R$5 for continued activities and R$163 for discontinued activities), with the corresponding effect of deferred tax in the amount of R$42 (R$ 2 for continued activities and R$40 for discontinued activities).

Classification and measurement

The Company does not expect significant effects on its balance sheet or shareholders' equity in adoption of the classification and measurement requirements of IFRS 9, except for the classification of credit card receivables in the Fair Value category by means of Other Comprehensive Income, according to the classification of the business model. The result of this adoption represents R$11 in the balance sheet of parent company and shareholders' equity as of December 31, 2017, R$76 in the consolidated (R$64 in the discontinued operation), with the  corresponding effect of deferred tax in the amount of R$20 being R$17 for discontinued activities.

Effects Summary

As a result of the initial application of IFRS 9 discussed above, we have the net effect of R$11 in assets and shareholders' equity for the Company and R$182 in the consolidated (R$169 in discontinued operations).

b)     IFRS 15

IFRS 15 was issued in May 2014, amended in April 2016 and establishes a five-step model for accounting revenues from contracts with customer. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the transfer of goods or services to a customer. The new revenue standard will replace all current revenue recognition requirements under IFRS. The sources of income from continuing activities are significantly related the transactions effected at points of sale. In discontinued activities revenue sources are substantially in-stores sales and delivered to consumers, sales through e-commerce channels, and provision financial services, without any impact on the adoption of IFRS 15.

Full retrospective application or modified retroactive application will be required for annual periods beginning on or after January 1, 2018. The Company will adopt the new standard on the effective date required on the basis of the full retrospective method. In 2016, the Company conducted a preliminary assessment of IFRS 15, which was completed with a more detailed analysis completed in 2017.

(i) Sales of goods and customer services

In the sale of goods in retail, whether in the physical stores, in e-commerce, or in the services provided in our stores and sites, there was no significant impact of the adoption of IFRS 15. The Company considered in its analysis the critical moment of transfer of control, right of return, etc.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - Continued

5.2.   New Standards reviewed already issued but not yet adopted – Continued

b) IFRS 15 - Continued

(ii) Guarantee obligations

The Company has no guarantee obligations related to the sale of its goods and services. These guarantees are offered by manufacturers, or in the case of sales with extended guarantees reimbursed by the insurers, on which the Company is agent in the sale of such insurance policies, realizing commission on sale.

(iii) Rebates of Marketing and IT Expenses

In the Retail segment, the Company offered advertising space to its suppliers and access to IT platforms, such amounts received from suppliers were previously classified as reducing expenses. The understanding based on the analysis of the perception of the service by the suppliers is that such benefits are made due to the global relationship, since, it does not generate a performance obligation. Such inflows will be classified as a reduction of the cost of goods sold, generating a reclassification of R$285 when the concept was applied in the statement of income for the year ended December 31, 2017, between the accounts Selling expenses (R$225), administrative expenses (R$60) and Cost of goods sold (R$285). There is no significant impact on the net income related to the application of this reclassification.

 (iv) Disclosure requirements

Disclosure requirements in IFRS 15 are more detailed than in current IFRS. The Company has assessed the impacts related to transactions carried out in the course of its relationships with customers, and understands that there will be no significant additions to the disclosures currently made.

In summary, our valuation is that the impact of the adoption of IFRS 15 is not significant in net income of the continuing and discontinued operations, and will lead to the reclassification mentioned in item (iii) above.

c)   IFRS 16

The Company is evaluating the impacts of the adoption of "IFRS 16 - Leasing" and expects significant effects.

There are no other standards and interpretations issued and not yet adopted that may, in Management's opinion, have a significant impact on the results for the year or in the shareholders' equity disclosed by the Company in its individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

6.1.   Impairment

According to the method disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2017, based on those tests, there was no need for recognition the loss.

a)     Test of impairment for assets related to the stores

The procedure for verification of non-recoverability of property and equipment consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the stores. The steps of the test were as follows:

•         Step 1: compared the carrying amount of stores with a multiple of sales (30% to 35%), representing transactions between retail companies, For stores multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 3;

•         Step 2: for a selection of owned stores of stores (owned stores), we considered an evaluation report issued by independent experts and if it had indicated an impairment loss then we applied the same procedures used for third-parties stores, described in Step 3;

•         Step 3: we prepare the discounted cash flow of stores, using sales growth average 3.4% (6.0% on December 31, 2016) for the next 5 years. The discount rate used was 9.9%.

b)    Test of impairment for intangibles of indefinite useful life

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to cash generating units, which are also operational segments that disclose financial information. The segments are: Retail, Cash and Carry, Home Appliances and E-commerce. The last two are available for sale (note 32).

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate on cash flow projections is 9.9%, and the cash flows exceeding three years are extrapolated using a growth rate of 5.5% for retail and home appliances and cash and carry (6.5% on December 31, 2016). Based on this analysis, no provision for impairment was necessary.

The cash-and-carry brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The consolidated Via Varejo total net assets, including Cnova Brasil, were tested in accordance to the note 32 description.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions - Continued

6.2.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not probable. These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.      Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods.

For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions - Continued

6.4.      Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

6.5.      Provision for risk

The Company and its subsidiaries are parties to several judicial and administrative proceedings, (see note 21), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

6.6.      Estimated losses in allowance for doubtful accounts

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio and updated at each reporting date.

6.7.      Tax recoverable

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

6.8.      Inventories

Inventories are measured by the lowest between the acquisition cost and its amount realizable, calculated by the average cost. The realizable net amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, and (iv) other costs necessary to bring the product in condition of sales, except for the business e-commerce. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation for merchandise that will be sold with negative gross margin, including for products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

7.       Cash and cash equivalents

		Parent Company		Consolidated
	Rate	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Cash and banks - Brazil		251	255	396	349
Cash and banks - Abroad	(*)	68	66	68	66
Financial investments - Brazil	(**)	2,549	4,175	3,328	4,697
		2,868	4,496	3,792	5,112

(*)Refers to amounts deposited in the United States of America in US Dollars.

(**)Financial investments as December 31, 2017 refer substantially to repurchase agreements, remunerated by the weighted average rate equivalent to 98,07% (98,26% on December 31, 2016) ( of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.       Trade receivables

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Credit card companies (note 8.1)	145	127	246	187
Credit card companies - related parties (note 12.2)	162	51	170	54
Sales vouchers	84	94	147	142
Private label credit card	74	62	74	62
Receivables from related parties (note 12.2)	11	15	-	5
Receivables from suppliers	46	48	79	95
Estimated loss on doubtful accounts (note 8.2)	(2)	(1)	(4)	(2)
	520	396	712	543

Current	440	396	632	543
Noncurrent	80	-	80	-

8.1.    Credit card companies

The Company and its subsidiaries, when deemed necessary, anticipate credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables – Continued

8.2.    Estimated losses on doubtful accounts

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

At the beginning of the year	(1)	-	(2)	(392)
Loss/reversal in the year	(2)	(10)	(722)	(609)
Write-off of receivables	1	9	621	561
Assets held for sale and discontinued activities (note 32)	-	-	99	422
Exchange rate changes	-	-	-	16
At the end of the year	(2)	(1)	(4)	(2)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

12.31.2017	716	685	15	5	2	9
12.31.2016	545	524	13	6	1	1

9.      Other receivables

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Accounts receivable from insurers (i)	208	19	208	19
Rental receivable	47	60	48	61
Receivable from Paes Mendonça (note 9.1)	337	-	532	532
Receivable from sale of companies (note 9.2)	81	69	81	69
Other	30	44	44	57
	703	192	913	738

Current	256	111	271	126
Noncurrent	447	81	642	612

(i) R$174 related to the amount receivable from the insurer because of the damage to distribution center located in Osasco ocurred on December 27, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

9.       Other receivables - Continued

9.1.    Accounts receivable – Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are of commercial rights the stores lease and operated by the Company and Sendas. The maturity of the accounts receivable is linked to the lease agreements and is currently tacitly renewed and were kept on non current, due to the possibility of conversion of payment of intangibles of leased stores, due the existing  guarantee. The Company is in an advanced stage of negotiating the renewal of these leases for a long period, which also involves alternatives to the accounts receivable collection. The negotiation is not yet concluded until the date of issuance of the financial statements and the Company does not expect any losses in the amount receivable in the manner in which it is beging currently discussed.

An agreement has been entered into between the Company and Novasoc in which all Paes Mendonça credits were transferred to the Company in consideration for the payment of the dividends and the intercompany balance.

9.2.    Accounts receivable from the sale of companies

Accounts receivable related to the exercise by the counter party, of an option to buy gas stations. The original amount of this receivable was R$50, subsequently monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016 were sold 5 gas stations for the amount of R$8, in 120 installments to 110% of CDI.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Stores	2,013	2,032	3,564	3,400
Distribution centers	1,065	1,115	1,307	1,255
Real estate inventories (note 10.3)	-	-	24	61
Estimated losses on obsolescence and breakage (note 10.2)	(36)	(41)	(73)	(75)
	3,042	3,106	4,822	4,641

10.1.    Bonuses in inventories and storage cost

The Company and subsidiaries record rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. On December 31, 2017, the amount of unrealized rebate, as a reduction of inventory balance, totaled  R$ 244 (R$ 178 on December 31, 2016).

10.2.    Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
At the beginning of the year	(41)	(14)	(75)	(150)
Additions	(23)	(60)	(110)	(208)
Write-offs / reversal	28	33	111	164
Exchange rate changes	-	-	-	1
Assets held to sale and discontinued activities (note 32)	-	-	1	118
At the end of the year	(36)	(41)	(73)	(75)

10.3.    Inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

This balance refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue, Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. The apartment units of the Thera project, started in December, 2011, and for Classic e Carpe Diem, started in November, 2012, both projects were concluded on 2016 and some units of Thera still in inventory.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
State value-added tax on sales and services – ICMS (note 11.1)	1,187	436	1,886	545
Provision for non-realization to ICMS	-	-	(369)	-
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS (note 11.2)	286	338	424	418
Income tax on Financial investments	8	38	13	45
Income tax and Social Contribution	62	71	71	80
Social Security Contribution - INSS	281	194	312	211
Other	1	1	6	7
Total	1,825	1,078	2,343	1,306

Current	360	557	596	674
Noncurrent	1,465	521	1,747	632

The Company records ICMS credits as cost of sales, every time sufficient convincing evidence is obtained based on legal opinion, documental and factual evidences, including the estimate of realization.

11.1 Schedule of expectation of ICMS realization

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution regime. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then, goods are sent to locations in other States. Such interstate  ensures the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

Since the number of items traded at retail, subject to tax replacement, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also through other procedures covered by state rules.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes – Continued

11.1 Schedule of expectation of ICMS realization - Continued

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is feasible. These studies were prepared and periodically revised based on information extracted from strategically planning  previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2017, management has monitoring controls over the progress of the plan annually established, revaluating and including new elements that contribute to the realization of the balance of ICMS to recovery, net of provision, as demonstrated below:

In	Parent Company	Consolidated
Up to one year	115	318
From 1 to 2 years	134	228
From 2 to 3 years	139	172
From 3 to 4 years	148	148
From 4 to 5 years	139	139
More than 5 years	512	512
	1,187	1,517

In 2017, the Company revisited its position in relation to the recognition of ICMS Tax substitution related to prior periods, in consideration the calculation of this credit over the sales since November 2016. STF decided with full application to all claims in the country over this same matter, the right over the difference of the tax paid (ICMS ST) – under the margin defined in goods purchase for resale and on that calculated to the final costumer.

Company still evaluated in the conjunction of the elements that supported the recognition of the tax credit, judged in October 2016, current tax positions over other tax matters that were potentially conflicting with the thesis being analyzed, legal opinions from advisors, and based on available information and in the best estimations of the amounts calculated starting from January 2009, Company recognized R$1,092 related to prior years, covering R$723 in the Company and R$369 in the subsidiary Sendas Distribuidora, being the case Sendas having recorded simultaneously a provision in the amount of R$369, due to the lack of perspective of realization of the related credit in its realization plan and period evaluated by the Company for the full compensation of the credit. The net amount of R$723 was recognized as a reduction of the cost of goods sold in accordance with the accounting practice adopted by the Company.

11.2.     PIS and COFINS credit

Following ICMS criteria, the Company records PIS and COFINS credits, when the Company obtain evidences to conclude about the rights of the credit. Evidences include i) Interpretation of tax legislation, ii) internal and external factors as legal practices and interpretation of the market and iii) accounting evaluation about the matter. These credits are recorded as a reduction of profit and loss accounts containing the basis of such credits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes – Continued

11.2.PIS and COFINS credit - Continued

In 2016, it was recognized PIS/COFINS credits calculated on taxes subject to tax substitution that complement the purchase cost of products for resale in the amount of R$641, (R$353 related to discontinued activities and R$288 to continued activities), and the Company  maintained in 2016 the application of tax benefit that reduced to zero the rate of PIS/COFINS on gross sale of certain electronic products (Lei do Bem or MP 690/2014 converted to law 13.241/15), in the amount of R$600, recorded as a reduction of sales taxes (R$567 in discontinued operations and R$33 in continued operations).

12.    Related parties

12.1.     Management and Advisory Committees compensation.

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2017 and 2016, were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Board of directors (*)	5,797	7,128	-	-	-	-	5.797	7,128
Executive officers	31,408	26,035	26,813	16,684	24,405	22,545	82,626	65,264
Fiscal Council	456	-	-	-	-	-	456	-
	37,661	33,163	26,813	16,684	24,405	22,545	88,879	72,392

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling shareholders:
Casino (i)	-	5	-	1	1	-	4	-	-	-	-	-	(48)	(64)
Euris (i)	-	-	-	-	-	-	-	1	-	-	-	-	(3)	(4)
Exito (ii)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-
Helicco Participações (i)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Subsidiaries:
Novasoc Comercial	-	-	45	197	-	1	5	-	-	1	-	-	-	1
Sendas Distribuidora	4	3	83	123	7	4	-	-	-	104	-	89	-	38
Via Varejo (v)	7	7	4	-	4	4	202	230	-	-	-	-	(50)	(181)
VVLOG Logística Ltda.	-	-	-	-	-	-	1	2	-	-	-	-	2	(1)
Cnova Brasil (vi)	-	-	19	4	-	-	-	-	-	-	-	-	36	84
GPA M&P	-	-	6	-	-	-	-	2	-	-	-	-	-	-
GPA Logística	-	-	30	19	17	17	26	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	-	128	-	-	-	-	-	-
Outros	-	-	-	-	-	-	-	1	-	-	-	-	-	-
Associates
FIC	162	51	18	14	21	14	-	-	-	-	-	-	74	55
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (iv)	-	-	-	-	-	-	149	146	-	-	-	-	(58)	(26)
Others	-	-	1	1	-	-	-	-	-	-	-	-	-	(3)
Total	173	66	206	359	50	40	387	510	-	105	-	89	(48)	(102)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling shareholders
Casino (i)	-	5	-	1	1	-	4	-	(48)	(64)
Euris (i)	-	-	-	-	-	-	-	1	(3)	(4)
Exito (i)	-	-	-	-	-	-	-	-	(1)	-
Helicco Participações(i)	-	-	-	-	-	-	-	-	-	(1)
Subsidiaries
Others	-	-	-	1	-	-	-	-	-	-
Associates
FIC (ii)	170	54	24	14	22	14	-	-	84	55
Other related parties
Greenyellow (iii)	-	-	-	-	-	-	149	146	(58)	(26)
Others	-	-	1	1	-	-	-	-	-	(3)
Total	170	59	25	17	23	14	153	147	(26)	(43)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties. The main operations are:

(i)         Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 to legitimate the reimbursement for the Company of incurred expenses for the Casino Group companies related to activities involving “know-how” to the Company for support your development.

Insurance: Service agreements entered into between the Company and Casino for intermediation in the negotiation of renewals of certain insurance policies of the Company.

“Agency Agreement”: Celebrated between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July, 25 2016 to legitimate the services provided “global sourcing” (prospecting of global suppliers and mediates in the purchase) for the Casino.

 “Cost Reimbursement Agreement”: Celebrated between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to legitimate the reimbursement for the Company of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004 (as amended on February 23, 2017) to represent the Company in the commercial negotiation of products to be acquired by the Company from international suppliers.

(ii)        Éxito: “Agreement on Establishment of Business Relations”: Celebrated between the Company, Sendas Distribuidora S.A., Exito, Supermercados Disco del Uruguay S.A., Devoto Hnos S.A., Libertad S.A., Odaler S.A. and Ameluz S.A.on July, 27 2016 to legitimate the prospection of suppliers in home country for made new commercial relationships.

“Commercial Agreement” Celebrated between the Company and Exito on July, 27 2016 to legitimate the implementation of synergies process between the companies operations  including a license of tradenames and copyrights by Distribuidora de Textiles y Confecções S.A., company of the Éxito Group, to the Company. The remuneration was agreed in the a Copyrigh License Agreement entered between the Company and the Distribuidora de Textiles y Confecções S.A. on July 13, 2017.

(iii)       FIC: Celebration of commercial contracts to legitimate the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itau Unibanco S.A. in association agreement celebrated between the Company and Itau, among them: (i) Brazil bank correspondent; (ii) agreement of indemnification that FIC compromised to keep the Company safe of loses due the services; and FIC and Company compromised, with each other, to compensate each other for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

(iv)       Greenyellow: Eficiência Energética Agreement celebrated between the Company, Sendas Distribuidora S.A. and Greenyellow Brasil on May, 8 2015 for legitimate the energy efficiency services provided by Greenyellow for “Multivarejo” segment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.     Balances and transactions with related parties – Continued

(v)        Via Varejo: “Acordo de Associação” celebrated between the Company, Klein family, Via Varejo and Casas Bahia, on December 4, 2009, according inserted on July 1, 2010, which establishes that the Company is committed to indemnify Via Varejo as a result of legal demands prior to June, 30 2010. On July 4, 2017, the same partners entered the Association Agreement, including liability for loss and damages incurred up to November 8, 2016 (the 6th anniversary of the closing date of the operation) and the adjustment of the guarantee provided by the Company in the agreements entered into between the Company and the Klein family.

Operational Agreement entered into between the Company and Via Varejo on August 8, 2016 to establish integration between e-commerce and physical stores of the "Extra" brand. The Company must pay to Via Varejo fixed remuneration rates for the joint purchase of common items with suppliers and Via Varejo must pay to the Company fixed remuneration rates for withdrawal of products in the Company's physical stores of products purchased by consumers on the websites of the brands "Extra", "Ponto Frio" and "Casas Bahia".

Warranty instruments that establish the collection of compensation by the Company for grant a corporate warranty to guarantee Via Varejo's obligations in financial, commercial and leasing contracts.

Term of acceptance to the agreement to provide and acquire multi-benefit cards entered into by the Company to Via Varejo on August 14, 2017, which establishes multi-benefit cards for the provision of multi-benefit cards to beneficiaries indicated by Via Varejo for the purchase of products in group stores.

Rental and sublease of real estate between the Company and Via Varejo through one part to another for store installation, administrative office or distribution center sharing.

The Company's Board of Directors approved the limit of guarantees of R$1,2 billion for the subsidiary Via Varejo, on insurance-guarantee transactions and sureties the financial institutions. The service predict remuneration that accompanies the fees charged by financial institutions. There were no effects of such transactions on the results of 2017.

(vi)       Cnova: Warranty instruments that establish the collection of compensation by the Company for grant a corporate warranty to guarantee Via Varejo's obligations in financial, commercial and leasing contracts.

Reimbursement of expenses by Cnova to the Company for costs and expenses related to legal and administrative claims filed against Cnova paid by the Company.

Private Instrument of Agreement for Charge of Expenses entered into by the Company, Via Varejo, Cnova and Sendas on December 15, 2016 to establish the assessment for the use of the shared services center.

In 2017, Via Varejo has an accounts payable related to purchase of operating right of some insurances with FIC R$5; and a receivable from Casas Bahia Comercial R$228, due to mainly assets indemnity. In income statement of Via Varejo, the balance of expenses with FIC is R$4, expenses with Casas Bahia Comercial R$302. Theses balances are recorded in the line “assets held to sale and discontinued activities”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

13. Investments

13.1.Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Share of profit(loss) of subsidiaries and associates	512	4	188	56	(127)	633
Dividends and interest of own capital to receive	(81)	(167)	(22)	(323)	(40)	(633)
Stock option	4	-	3	-	1	8
Capital increase	68	-	-	-	19	87
Capital increase with property and equipment (note 14)	289	-	-	-	-	289
Capital decrease	-	-	-	-	(6)	(6)
Other movements (**)	-	-	(1)	-	(20)	(21)
Assets held to sale and discontinued activities (note 32)	-	-	(168)	-	-	(168)
Balances at 31.12.2017	3,122	5	-	176	(100)	3,203

(*) Includes the effects of uncovered liabilities on the investment on Luxco of R$165.

(**) Includes the effects of other comprehensive income on investment on Luxco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments - Continued

13.1 Breakdown of investments – Continued

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Barcelona	Bellamar	GPA M&P Others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	770	367	(132)	4,873
Share of profit(loss) of subsidiaries and associates	259	(6)	(39)	(6)	29	76	(283)	30
Dividends and interest of own capital	(140)	-	(1)	-	-	-	(32)	(173)
Stock option	3	-	3	-	1	-	1	8
Capital increase with property and equipment	61	-	-	-	-	-	-	61
Merge (note 1.2.1)	800	-	-	-	(800)	-	-	-
Spin-off (note 1.2.1 (iii))	(2)	-	-	-	-	-	-	(2)
Write-off	-	-	-	-	-	-	(21)	(21)
Exchange rate	-	-	22	-	-		66	88
Other movements (**)	-	-	3	-	-	-	1	4
Company reorganization (note 32)	-	-	(605)	-	-	-	473	(132)
Assets held to sale and discontinued activities (note 32)	-	-	(1,227)	(495)	-	-	-	(1,722)
Balances at 12.31.2016	2,330	168	-	-	-	443	73	3,014

(*)   In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of other comprehensive income in the case of subsidiary Luxco.

(***)Includes the effects of uncovered liabilities on the investment on Luxco of R$22.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other(*)	Total
Balances at 12.31.2015	361	20	1	382
Share of profit(loss) of subsidiaries and associates	76	-	(16)	60
Share of profit(loss) of subsidiaries and associates – discontinued activities	29	1	-	30
Dividends	(20)	-	-	(20)
Dividends – discontinued activities	(8)	-	-	(8)
Other movements	-	-	(9)	(9)
Exchange rates	-	-	5	5
Company reorganization (note 32)	-	-	7	7
Reclassification Held for sale (note 32)	(123)	(21)	(9)	(153)
Balances at 12.31.2016	315	-	(21)	294
Share of profit(loss) of subsidiaries and associates	65	-	(125)	(60)
Share of profit(loss) of subsidiaries and associates – discontinued activities	25	1	-	26
Dividends and interest on own capital	(204)	-	-	(204)
Dividends and interest on own capital – discontinued activities	(81)	-	-	(81)
Other movements	-	-	(18)	(18)
Reclassification Held for sale (note 32)	56	(1)	-	55
Balances at 12.31.2017	176	-	(164)	12

(*) Refers substantially to Cnova N.V.

(i)   Casino initiated on December 27, 2016 an acquisition offering of all available ordinary shares at “Nasdaq Global Select Market” and “Euronext” of our subsidiary Cnova N.V.. The other Casino’s subsidiaries, including GPA, holders of 10.37% of Cnova’s equity will not participate of the offering.

The offering will occur with a value of US$5.50 per net share to owners’ shares, without interest and less any withholding tax applicable. With the finalization of offering at January 31, 2017, the Casino held, direct and indirectly, 98.88% of total shares and 99.41% of voting rights.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Merger (*)	Transfers	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 12.31.2017
Land	1,272	-	-	(1)	-	(10)	1,261	-	-	(30)	(137)	1,094
Buildings	1,799	4	(55)	(22)	18	(133)	1,611	5	(50)	(205)	(28)	1,333
Leasehold improvements	1,858	23	(169)	(45)	301	258	2,226	23	(187)	(127)	207	2,142
Machinery and equipment	892	165	(161)	(19)	150	20	1,047	29	(177)	(67)	72	904
Facilities	179	129	(23)	(4)	37	1	319	46	(36)	(13)	(10)	306
Furniture and fixtures	375	24	(57)	(3)	52	5	396	2	(59)	(11)	37	365
Vehicles	3	1	(1)	(1)	1	-	3	-	(1)	-	-	2
Construction in progress	73	234	-	(6)	11	(199)	113	405	-	(3)	(436)	79
Other	50	12	(14)	(3)	6	(6)	45	25	(15)	(2)	(14)	39
Total	6,501	592	(480)	(104)	576	(64)	7,021	535	(525)	(458)	(309)	6,264

Finance lease
IT equipment	7	-	(3)	-	-	1	5	-	-	-	-	5
Buildings	17	-	(1)	-	2	(1)	17	-	-	-	-	17
	24	-	(4)	-	2	-	22	-	-	-	-	22
Total	6,525	592	(484)	(104)	578	(64)	7,043	535	(525)	(458)	(309)	6,286

(*)See note 1.2.1

(**) The R$ (309) is composed of R$(289) referring the assets transferred to the subsidiary Sendas Distribuidora as capital increase in connection with the brand conversion project, R$(22) related to the reclassification of a land to available for sale and R$ 2 referring the transfer of investment properties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parenty Company
	Balance at 12.31.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,094	-	1,094	1,261	-	1,261
Buildings	2,190	(857)	1,333	2,555	(944)	1,611
Leasehold improvements	3,659	(1,517)	2,142	3,685	(1,459)	2,226
Machinery and equipment	2,273	(1,369)	904	2,345	(1,298)	1,047
Facilities	596	(290)	306	589	(270)	319
Furniture and fixtures	962	(597)	365	959	(563)	396
Vehicles	8	(6)	2	9	(6)	3
Construction in progress	79	-	79	113	-	113
Other	127	(88)	39	126	(81)	45
	10,988	(4,724)	6,264	11,642	(4,621)	7,021

Finance lease
IT equipment	37	(32)	5	38	(33)	5
Buildings	40	(23)	17	41	(24)	17
	77	(55)	22	79	(57)	22
Total	11,065	(4,779)	6,286	11,721	(4,678)	7,043

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2015	Additi-ons	Depre-ciation (a)	Write-offs	Transfers	Exchange rate changes	Assets held to sale and discontinued activities (*)	Balance at 12.31.2016	Additi-ons	Depre-ciation	Write-offs (**)	Transfers(***)	Assets held to sale and discontinued activities (*)	Balance at 12.31.2017
Land	1,464	-	-	(1)	36	-	(85)	1,414	-	-	(31)	(21)	-	1,362
Buildings	2,023	48	(62)	(24)	(96)	-	(33)	1,856	113	(59)	(225)	85	-	1,770
Leasehold improvements	3,675	213	(272)	(83)	441	-	(690)	3,284	295	(254)	(156)	342	(19)	3,492
Machinery and equipment	1,676	295	(279)	(26)	35	(1)	(360)	1,340	158	(234)	(77)	118	(43)	1,262
Facilities	422	175	(47)	(7)	19	(5)	(124)	433	109	(46)	(20)	5	6	487
Furniture and fixtures	701	73	(90)	(5)	28	(3)	(161)	543	55	(79)	(14)	60	(25)	540
Vehicles	75	1	(6)	(11)	-	-	(57)	2	-	(1)	(6)	5	1	1
Construction in progress	172	546	(1)	(11)	(450)	(2)	(50)	204	596	-	(4)	(595)	(75)	126
Other	97	31	(27)	(9)	(7)	-	(22)	63	41	(21)	(3)	(11)	(6)	63
Total	10,305	1,382	(784)	(177)	6	(11)	(1,582)	9,139	1,367	(694)	(536)	(12)	(161)	9,103

Finance lease
Equipment	13	-	(2)	(2)	-	-	-	9	-	(2)	-	(1)	-	6
IT equipment	31	5	(14)	-	-	-	(14)	8	-	(3)	-	-	-	5
Facilities	1	-	(1)	-	-	-	-	-	-	-	-	-	-	-
Furniture and fixtures	6	-	-	-	-	-	-	6	-	(2)	-	-	-	4
Buildings	21	-	(1)	-	-	-	-	20	-	-	-	-	-	20
	72	5	(18)	(2)	-	-	(14)	43	-	(7)	-	(1)	-	35
Total	10,377	1.387	(802)	(179)	6	(11)	(1,596)	9,182	1,367	(701)	(536)	(13)	(161)	9,138

 (*) See note 32

(**) The write-offs in buildings in the amount of R$137 refers to the damage on Distribution Center located in Osasco on December 27, 2017, R$123 balance refers to the sale of a Distribution Center and the remainder refers substantially to closure of stores.

(***) In the total of transfers, R$(22) are related to the reclassification of a land to available for sale.

(a) Continued operations correspond to R$ (638) and discontinued operations correspond to R$ (164).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,362	-	1,362	1,414	-	1,414
Buildings	2,705	(935)	1,770	2,823	(967)	1,856
Leasehold improvements	5,310	(1,818)	3,492	4,926	(1,642)	3,284
Machinery and equipment	2,828	(1,566)	1,262	2,779	(1,439)	1,340
Facilities	817	(330)	487	723	(290)	433
Furniture and fixtures	1,209	(669)	540	1,159	(616)	543
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	126	-	126	204	-	204
Other	183	(120)	63	168	(105)	63
	14,548	(5,445)	9,103	14,204	(5,065)	9,139

Finance lease
Equipment	26	(20)	6	30	(21)	9
IT equipment	46	(41)	5	46	(38)	8
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	13	(9)	4	14	(8)	6
Buildings	43	(23)	20	43	(23)	20
	129	(94)	35	134	(91)	43
Total	14,677	(5,539)	9,138	14,338	(5,156)	9,182

14.1.   Guarantees

At December 31, 2017 and 2016, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.2.   Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2017 were R$16 (R$14 for the year ended December 31, 2016). The rate used to determine the borrowing costs eligible for capitalization was 101.66% of the CDI (104.53 % of the CDI for the period ended December 31, 2016), corresponding to the effective interest rate on the Company’s borrowings.

14.3.   Additions to property and equipment to reconcile cash flow

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Additions (i)	535	592	1,367	1,387
Finance lease	-	-	-	(5)
Capitalized interest	(7)	(5)	(16)	(14)
Property and equipment financing - Additions (ii)	(139)	(430)	(553)	(802)
Property and equipment financing - Payments (ii)	119	333	604	699
Total	508	490	1,402	1,265

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Additions to property and equipment – Continued

(i)   The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)  These are presented to demonstrate the acquisitions during the year, in order to reconcile to the amount shown in the statement of cash flows and the total additions presented in the table above.

14.4.   Other information

At December 31, 2017, the Company and its subsidiaries recorded in cost of sales and services the amount of R$48 in the parent company (R$48 at December 31, 2016) and R$54 in consolidated (R$55 at December 31, 2016) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

At December 31, 2017 and 2016, there was no loss related to impairment. The recoverable amount was calculated based on the value in use of each cash-generating unit. See more explanation at note 6.1(a).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Parent Company
	Balance at 12.31.2015	Additions	Amortization	Write-off	Transfers	Assets Held for sale and discontinued business (**)	Balance at 12.31.2016	Additions	Amortization	Balance at 12.31.2016
Goodwill - home appliances	179	-	-	-	-	(179)	-	-	-	-
Goodwill - retail	503	-	-	(2)	-	-	501	-	-	501
Commercial rights - retail (note 15.2)	46	-	-	-	-	-	46	-	-	46
Software and implementation	583	82	(84)	-	(93)	-	488	102	(81)	509
Software capital leasing	9	88	(33)	-	94	-	158	23	(44)	137
Total	1,320	170	(117)	(2)	1	(179)	1,193	125	(125)	1,193

 (*) See note 32

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.       Intangible assets - Continued

	Parent Company
	Balance at 12.31.2017			Balance at 12.31.2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - retail	1,359	(858)	501	1,359	(858)	501
Commercial rights - retail	46	-	46	46	-	46
Software and implementation	979	(470)	509	878	(390)	488
Software capital leasing	370	(233)	137	348	(190)	158
	2,754	(1,561)	1,193	2,631	(1,438)	1,193

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

		Consolidated
	Balance at 12.31.2015	Addi-tions	Amorti-zation (b)	Write-off	Transfers	Assets held for sale and discontinued activities (**)	Exchange rate changes	Balance at 12.31.2016	Addi-tions	Amorti-zation (b)	Write-off	Transfer	Assets held for sale and discontinued activities (**)	Balance at 12.31.2017
Goodwill - retail	2,272	-	-	(2)	-	(1,116)	(47)	1,107	-	-	-	-	-	1,107
Tradename - cash and carry	2,121	-	-	(4)	1	(2,075)	(4)	39	-	-	-	-	-	39
Commercial rights - retail	650	-	(2)	-	6	(574)	-	80	6	-	-	-	-	86
Lease agreement – under advantageous condition - NCB	70	-	(14)	-	-	(56)	-	-	-	-	-	-	-	-
Contractual Rights	148	65	(28)	-	-	(185)	-	-	-	-	-	-	-	-
Software	1,127	208	(210)	(70)	(46)	(447)	(39)	523	236	(86)	(9)	(9)	(104)	551
Software capital leasing	89	94	(31)	-	83	(76)	-	159	41	(46)	-	-	(13)	141
Other	66	69	(2)	(3)	(52)	(64)	(14)	-	-	-	-	-	-	-
Total	6,543	436	(287)	(79)	(8)	(4.593)	(104)	1,908	283	(132)	(9)	(9)	(117)	1,924

 (*) See note 32.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2017			Balance at 12.31.2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - retail	2,217	(1,110)	1,107	2,217	(1,110)	1,107
Tradename - cash and carry	39	-	39	39	-	39
Commercial rights - retail (note 15.2)	86	-	86	80	-	80
Software	1,038	(487)	551	929	(406)	523
Software capital leasing	377	(236)	141	349	(190)	159
Total intangibles	3,757	(1,833)	1,924	3,614	(1,706)	1,908

15.1. Impairment testing of goodwill, brands and intangible assets with indefinite useful life

On December 31, 2017, for impairment testing purposes, the goodwill acquired through business combinations and brands with indefinite useful lives was allocated to two cash generating units, which are also operating segments that disclose information: retail and cash and carry.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 9.9%, and cash flows exceeding 3 years are extrapolated by expected growing for each segment. Based on this analysis, no impairment was necessary.

See further details in note 6.1 (b).

15.2. Commercial rights

Commercial rights are the right to operate the stores referred to acquired rights, or appraisal from business combinations.

Management understands that commercial rights are considered recoverable, either by recovery via cash flows return or the possibility of negotiating with third parties.

15.3. Additions to intangible assets to reconcile cash flow

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Additions	125	170	283	436
Finance lease	(23)	(88)	(41)	(94)
Contractual rights	-	-	-	(65)
Intangible assets financing - Payments	4	2	69	2
Total	106	84	311	279

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Product suppliers	5,564	5,492	8,554	7,763
Service suppliers	330	278	412	320
Rebates (note 16.2)	(517)	(679)	(838)	(851)
	5,377	5,091	8,128	7,232

16.1.       Agreement between suppliers, the Company and banks

The Company and its subsidiaries have agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, which allows suppliers to anticipate receivables in the normal course of purchases made.

These transactions were evaluated by the management concluding having commercial characteristics, since there are no changes in price and / or term previously commercially established and is solely the supplier's criterion in performing the anticipation of its Company’s receivables.

The Company also has commercial transactions increasing payment terms, routinely as part of its commercial activity, without financial charges.

16.2.       Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occur at the net amount.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Debentures and Certificate of Agribusiness Receivables (note 17.4)	99.84% of CDI	3,015	2,472	3,015	2,472
		3,015	2,472	3,015	2,472

Borrowings and financing
Local currency
BNDES	3.88% per year	7	8	45	51
Working capital	104.80% of CDI	285	1,129	285	1,302
Working capital	TR + 9.80% per year	19	21	125	135
Finance lease (note 22)		181	203	195	215
Swap contracts (note 17.7)	101.40% of CDI	(3)	(2)	(19)	(10)
Borrowing cost		(2)	(3)	(4)	(6)
		487	1,356	627	1,687
Foreign currency (note 17.5)
Working capital	USD + 2.57% per year	333	1,360	664	1,361
Working capital	EURO + 1.99% per year	200	173	200	172
Swap contracts (note 17.7)	103.53% of CDI	53	177	55	177
Borrowing cost		(1)	-	(1)	-
		585	1,710	918	1,710
Total		4,087	5,538	4,560	5,869

Noncurrent assets		12	-	28	-
Current liabilities		1,223	2,763	1,251	2,957
Noncurrent liabilities		2,876	2,775	3,337	2,912

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	2,024	7,789
Additions - finance lease	23	41
Accrued interest	342	748
Accrued swap	70	114
Mark-to-market	17	12
Monetary and exchange rate changes	21	22
Borrowing cost	9	9
Interest paid	(648)	(1,131)
Payments	(3,107)	(8,336)
Swap paid	(202)	(318)
Liabilities related to assets held for sale (note 32)	-	(259)
At December 31, 2017	4,087	4,560

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions - working capital	2,401	8,082
Additions - finance lease	88	100
Accrued interest	409	862
Accrued swap	643	920
Mark-to-market	(18)	(22)
Monetary and exchange rate changes	(417)	(635)
Borrowing cost	3	4
Interest paid	(248)	(624)
Payments	(1,447)	(6,876)
Swap paid	14	19
Merger	5	-
Liabilities related to assets held for sale (note 32)	-	(3,939)
At December 31, 2016	5,538	5,869

17.3.     Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	1,536	1,892
From 2 to 3 years	1,279	1,298
From 3 to 4 years	21	40
From 4 to 5 years	5	24
After 5 years	32	69
Subtotal	2,873	3,320

Borrowing costs	(9)	(11)
Total	2,864	3,309

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	12.31.2017	12.31.2016

12th Issue of Debentures – CBD	No preference	900	900,000	09/17/14	09/12/19	107.00% of CDI	1,023	921	939
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,001	1,014	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,015	1,096	-
2nd Issue of Promissory Note – CBD	No preference	500	200,000	08/01/16	01/30/17	108.00% of CDI	-	-	530
Borrowing cost								(16)	(14)
Parent Company/Consolidated								3,015	2,472
Current liabilities								481	568
Noncurrent liabilities								2,534	1,904

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables  – Continued

GPA uses debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization occurs in (i) annual installments starting in the 4th year of issuance (12th issue of CBD) semi-annually interest payments: (ii) Exclusive payment at the maturity date with semi-annually interest payment remuneration (13th and 14th issue of CBD).

The 12th, 13th and 14th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue.

On August 1st, 2016, CBD performed the 2nd issuance of commercial promissory notes of the Company. Were-it was issued 200 promissory notes with unitary value of R$2.50 totaling R$500. The net amount obtained was fully used to strengthen the working capital.

On December 20, 2016 CBD performed the 13th issuance of simple debentures, non-convertible into shares, unsecured, in a unique series, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 2nd series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources will be used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The total amount of the issuance was R$ 1,013 with interest at 97,5% of the average CDI rate, payable semi-annually. Principal will be paid at the maturity date on December 20, 2019.

On April 17, 2017, CBD performed the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a sole series, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources will be used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The amount of R $ 1,080 captured has maturity on April 13, 2020, with interest of 96% of the CDI that will be paid semi-annually.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.5.     Borrowings in foreign currencies

On December 31, 2017 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

17.6.     Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.       Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in 2017 was 9.93% (14.00% in 2016).

17.8.       Credit facilities

The Company and its subsidiaries entered into credit facility agreements, in the amount of R$1,150. These agreements were entered into under market conditions and are effective for 2018.

17.9.       Financial covenantes

In connection with the debentures and promissory note and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2017, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts in the financial statements, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,868	4,496	3,792	5,112
Trade receivables and other receivables	1,223	588	1,625	1,281
Related parties - assets	206	359	25	17
Financial instruments – Fair value hedge	12	-	28	-
Financial liabilities:
Amortized cost
Related parties - liabilities	(387)	(510)	(153)	(147)
Trade payables	(5,377)	(5,091)	(8,128)	(7,232)
Financing for purchase of assets	(95)	(36)	(116)	(120)
Acquisition of non-controlling interest	-	-	-	(7)
Debentures	(3,015)	(2,472)	(3,015)	(2,472)
Borrowings and financing	(470)	(1,336)	(520)	(1,562)
Fair value through profit or loss
Loans and financing	(552)	(1,730)	(989)	(1,835)
Financial instruments – Fair value hedge	(62)	-	(64)	-

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Credit risk

•       Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated.

•       Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the company monitor the risk through the credit concession to customers and by the constant analysis of the provision for losses.

•       The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions, according to policies approved by governance boards.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments - Continued

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

•       There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt, The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The capital structure is reported as follows:

	Parent company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Cash and cash equivalents	2,868	4,496	3,792	5,112
Suppliers - structured program	12	-	28	-
Borrowings and financing	(4,099)	(5,538)	(4,588)	(5,869)
Other liabilities with related parties (note 18.2) (*)	(145)	(149)	(145)	(149)
Net debt	(1,364)	(1,191)	(913)	(906)

Shareholder equity	(10,333)	(9,860)	(13,292)	(12,597)

Net debt to equity ratio	13%	12%	7%	7%

(*) Represents loans to Greenyellow related to the equipments purchase.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(v)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as at December 31, 2017.

a)     Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	664	214	11	889
Debentures and Promissory Note	652	2,773	-	3,425
Derivatives	81	5	-	86
Finance lease	60	146	150	356
Trade payables	5,377	-	-	5,377
Total	6,834	3,138	161	10,133

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	702	659	75	1,436
Debentures and Promissory Notes	652	2,773	-	3,425
Derivatives	90	20	(3)	107
Finance lease	67	157	156	380
Trade payables	8,129	-	-	8,128
Total	9,639	3,609	228	13,476

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (Euros and U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2017 the reference value of these contracts were R$1,039 (R$1,768 at December 31, 2016). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution in the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s internal controls were designed to ensure that transactions are conducted in compliance with this treasury policy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(vi)          Derivative financial instruments - Continued

The Company calculates the effectiveness of operations where hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended December 31, 2017 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2017	12.31.2016	12.31.2017	12.31.2016
Fair value hedge
Purpose of hedge (debt)		1,039	1,768	989	1,666

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	125	134
US$ + fixed	2.57% per year	692	1,421	663	1,362
EUR + fixed	EUR+1,99% per year	220	220	200	176
		1,039	1,768	988	1,672
Short position (sell)
	103.29% per year	(1,039)	(1,768)	(1,024)	(1,839)

Hedge position - asset		-	-	28	-
Hedge position - liability		-	-	(64)	(167)
Net hedge position		-	-	(36)	(167)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2017 are recorded in financial income (expenses), net and the balance payable at fair value is R$36 (R$167 as at December 31, 2016), the asset is recorded in line item “Financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2017 were a gain of R$129 (gain of R$722 as at December 31, 2016).

(vii)         Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.2.Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is the market curves (currency and interest rates) of B3, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to  CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, exchange rate weighted was R$3.66 on the due date, and the interest rate weighted was 7.28% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned.

(i)                Other financial instruments

			Market projection
Operations	Risk (CDI variation)	Balance at 12.31.2017	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% do CDI	(106)	(190)	(193)	(196)
Fair value hedge (exchange rate)	103,53% do CDI	(918)	(1,127)	(1,147)	(1,168)
Debentures	107% do CDI	(921)	(989)	(1,005)	(1,022)
Certificate of Agribusiness Receivables	97.50% do CDI	(1,014)	(1,089)	(1,107)	(1,126)
Promissory note	96% do CDI	(1,096)	(1,176)	(1,197)	(1,217)
Bank loans - CBD	104.80% do CDI	(285)	(306)	(311)	(317)
Leases	100.19% do CDI	(58)	(62)	(63)	(64)
Leases	100% do CDI	(5)	(6)	(6)	(6)
Leases	95% do CDI	(86)	(92)	(94)	(95)
Total borrowings and financing exposure		(4,489)	(5,037)	(5,123)	(5,211)

Cash and cash equivalents (*)	98.07% do CDI	3,328	3,550	3,606	3,662
Net exposure		(1,161)	(1,487)	(1,517)	(1,549)
Net effect - gain (loss)			(326)	(356)	(388)

(*) Weighted average

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet closing date quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The fair values of cash and cash equivalents, trade receivables, debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	12.31.2017	12.31.2017	Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(55)	(55)	2
Interest rate swaps	19	19	2
Borrowings and financing (fair value)	(989)	(989)	2
Borrowings and financing (amortized cost)	(3,535)	(3,508)	2
Total	(4,560)	(4,533)

There were no changes between the fair value measurements levels in the year ended December 31, 2017.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Exchange swaps registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	-	61	-	59
	Mizuho	US$ 50	10/31/2014	10/31/2017	-	38	-	37
	Bank of America	US$ 40	9/14/2015	9/14/2017	-	(26)	-	(25)
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	-	(6)	-	(6)
	Scotiabank	US$ 50	9/30/2015	9/29/2017	-	(39)	-	(37)
	Agricole	EUR 50	10/7/2015	10/8/2018	(24)	(54)	(20)	(42)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	-	(60)	-	(61)
	Bradesco	US$ 50	3/3/2016	3/6/2017	-	(53)	-	(54)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(42)	(50)	(42)	(47)
	Scotiabank	US$ 50	9/29/2017	9/29/2020	9	-	9	-
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	(3)	-	(2)	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	3	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	3	1	8	3
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	2	8	4
					(54)	(185)	(36)	(167)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

PIS and COFINS	49	46	52	49
Provision for income tax and social contribution	-	-	38	10
ICMS	42	48	65	75
Withholding Income Tax	12	-	13	22
Taxes payable in installments – PERT (i)	174	-	176	-
INSS	2	8	4	9
Taxes payable in installments - Law 11,941/09 (ii)	511	621	511	624
Other	4	6	8	5
	794	729	867	794

Current	228	189	301	254
Noncurrent	566	540	566	540

(i)    The Company decided to include federal tax debts in the Special Program on Tax Settlements – PERT, as per the conditions stablished on the Law no. 13.496, issued on October 24, 2017. The program allows the payment in monthly installments, and grants reductions in the amounts levied of Interest and penalties. The Company included tax debts accrued related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 21.1). The PERT will be settled integrally in cash in monthly installments in 12 years.

(ii)   Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The company is in compliance with its obligations in this installment payment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

19.    Taxes and contributions payable and taxes payable in installments - Continued

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	105
From 2 to 3 years	99
From 3 to 4 years	99
From 4 to 5 years	82
After 5 years	181
566

The net impact in the income statement of the continued activities related to the decision to adhere to the program resulted in expense amount of R$183.

20.    Income tax and social contribution

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Profit (loss) before income tax and social contribution	708	(489)	779	(47)
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(177)	122	(267)	(29)
Tax penalties	(24)	(19)	(25)	(26)
Share of profit of associates	158	8	(9)	21
Interest on own capital (*)	(4)	(35)	16	13
Other permanent differences (nondeductible)	(10)	8	(12)	(3)
Effective income tax and social contribution	(57)	84	(297)	(24)

Income tax and social contribution for the period:
Current	(10)	(21)	(171)	(126)
Deferred	(47)	105	(126)	102
Deferred income tax and social contribution expense	(57)	84	(297)	(24)
Effective rate	8.05%	17.18%	38,13%	(51.06)%

CBD does not pay social contribution based on a final court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution - Continued

20.2. Breakdown of deferred income tax and social contribution

	Parent Company
	12.31.2017			12.31.2016
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	178	-	178	32	-	32
Provision for risks	204	-	204	251	-	251
Goodwill tax amortization	-	(54)	(54)	-	(37)	(37)
Mark-to-market adjustment	-	(1)	(1)	-	(6)	(6)
Technological innovation – future realization	-	(13)	(13)	-	(16)	(16)
Depreciation of fixed assets as per tax rates	-	(111)	(111)	-	(80)	(80)
Unrealized gains with tax credits (note 11)	-	(185)	(185)	-	-	-
Other	91	(1)	90	29	(18)	11
Deferred income tax and social contribution assets (liabilities)	473	(365)	108	312	(157)	155

Compensation	(365)	365	-	(157)	157	-
Deferred income tax and social contribution assets (liabilities) net	108	-	108	155	-	155

	Consolidated
	12.31.2017			12.31.2016
	Assets	Liabilities	Net	Assets	Liabilities	Net
Tax losses and negative basis of social contribution	200	-	200	112	-	112
Provision for risks	289	-	289	347	-	347
Goodwill tax amortization	-	(585)	(585)	-	(531)	(531)
Mark-to-market adjustment	-	(7)	(7)	-	(8)	(8)
Technological innovation – future realization	-	(13)	(13)	-	(16)	(16)
Depreciation of fixed assets as per tax rates	-	(112)	(112)	-	(81)	(81)
Unrealized gains with tax credits (note 11)	-	(185)	(185)	-	-	-
Other	145	(5)	140	30	-	30
Deferred income tax and social contribution assets (liabilities)	634	(907)	(273)	489	(636)	(147)

Compensation	(513)	513	-	(319)	319	-
Deferred income tax and social contribution assets (liabilities)	121	(394)	(273)	170	(317)	(147)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

20.  Income tax and social contribution – Continued

20.2.Breakdown of deferred income tax and social contribution – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	79	163
From 1 to 2 years	99	175
From 2 to 3 years	117	117
From 3 to 4 years	123	123
From 4 to 5 years	55	56
	473	634

20.3.Movements in deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
At the beginning of the year	155	50	(147)	(778)
Expense for the period – Continued activities	(47)	105	(126)	102
Expense for the period – Discontinued activities	-	-	164	11
Corporate restructuring	-	-	-	(4)
Special program on tax settlements – PERT – Discontinued activities – use of tax loss	-	-	(89)	-
Exchange rate changes	-	-	-	(10)
Assets held to sale and discontinued activities (see note 32)	-	-	(75)	522
Other	-	-	-	10
At the end of the year	108	155	(273)	(147)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1.Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	109	428	254	80	20	891
Additions	33	70	141	35	23	302
Payments	-	(2)	(40)	(16)	(11)	(69)
Reversals	(53)	(61)	(116)	(30)	(15)	(275)
Transfer to instalments taxes	-	(89)	-	-	-	(89)
Monetary adjustment	(16)	17	35	12	4	52
Balance at December 31, 2017	73	363	274	81	21	812

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	63	187	152	71	17	490
Additions	36	227	117	44	20	444
Payments	-	-	(21)	(13)	(5)	(39)
Reversals	-	(9)	(18)	(35)	(16)	(78)
Monetary adjustment	10	23	24	13	4	74
Balance at December 31, 2016	109	428	254	80	20	891

21.2.Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	162	125	856	241	44	1,428
Payments	-	(37)	(301)	(94)	(15)	(447)
Reversals	(114)	(102)	(328)	(178)	(31)	(753)
Transfer to instalments taxes	(42)	(89)	-	-	-	(131)
Monetary adjustment	(26)	38	116	34	5	167
Liabilities related to assets available to sell and discontinued operations (see Note 32)	(54)	42	(314)	(7)	(1)	(334)
Balance at December 31, 2017	74	563	331	105	34	1,107

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396
Additions	91	325	680	291	35	1,422
Payments	-	(29)	(251)	(125)	(10)	(415)
Reversals	(4)	(19)	(153)	(140)	(26)	(342)
Monetary adjustment	14	38	79	38	6	175
Exchange rate changes	-	(2)	(2)	(8)	-	(12)
Liabilities related to assets available to sell and discontinued operations (see Note 32)	(56)	(141)	(648)	(195)	(7)	(1,047)

Balance at December 31, 2016	148	586	302	109	32	1,177

22.2.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks - Continued

21.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

21.3.1.   PIS and COFINS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company. Based on the judgement of the thesis by the STF (Federal Supreme court)  and on the legal opinion of its advisors, the Company understood that it a disbursement of cash,  related to the values not paid in previous periods, is not probable and reversed the provision of R$117 on the first quarter.

Since the decision of the STF on March 15, 2017, the procedural steps were within the anticipated by our legal advisors without any change in the management's judgment regarding the reversal of the provision for lawsuits on this previously registered subject, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its advisors estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pendings of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on December 31, 2017, the Company estimates the potential tax credit for the retail activity in a range from R$1,300 to R$1,850. At this moment the calculation for the Cash & Carry activity is not completed.

Still in relation to the theme, as disclosed in Via Varejo’s financial statements of December 31, 2017, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1.384. An additional credit of R$425 for discontinued operations is attributed due to an agreement between shareholders and the Company.

Related to remainder accrued amount the others assumptions like discussions related to PIS and COFINS, not certified of compenssations, including less relevant amounts, as at December 31, 2017 is R$184, being R$74 of continued operation and R$110 of discontinued operations (R$204 as at December 31, 2016, being R$148 of continued operation and R$56 of discontinued operations).

21.3.2.   Tax

The company recognized in the 2nd quarter of 2017 the effects of the Special Program on Tax Settlements – PERT. The subjects are related to the tax assessments over purchase transactions, industrialization and exports sales of soybeans (PIS/COFINS and IRPJ), and non-validation of tax offsets which amounted the provision of R$146, being R$89 of continued operation and R$57 of discontinued operation.

.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.3.Tax – Continued

21.3.2. Tax – Continued

Additionally, during the 3rd quarter there was the Company joined in the Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo), related to tax assessments of acquisition of suppliers considered not qualified in the State Finance Department registry, error in application of tax rate and accessory obligations by State tax authorities totaling R$28, being R$6 of continued operation and R$22 of discontinued operation.

After the installments above, remaining other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount accrued for these matters as at December 31, 2017 is R$184, being R$183 of continued operation and R$1 of discontinued operations (R$408 as at December 31, 2016, being R$356 of continued operation and R$52 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$142 as at December 31, 2017 (R$153 as at December 31, 2016) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering the court judgments in 2017 the Company accrued R$167 (R$138 in December 2016) related to Management estimative of probable loss, related to proof aspect of the process.

21.3.3.   Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at December 31, 2017 is R$72 being R$71 of continued operation and R$1 of discontinued operations (R$77 of continued operation as at December 31, 2016).

21.3.4.   Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at December 31, 2017, the recorded amount is R$90 (R$89 as at December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.3.Tax – Continued

21.3.5.   Others contingent tax liabilities - Bartira

On the third quarter 2016, the Company reversed most of its contingencies arising from business combination of Bartira, booked in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at December 31, 2017 is R$1 (R$1 in December 31, 2016);

21.4.   Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2017, the Company recorded a provision amount of R$1,284, being R$331 for continued activities and R$953 for discontinued activities (R$950 as at December 31, 2016, being R$302 for continued activities and R$648 for discontinued activities). Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5.   Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•          The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As at December 31, 2017, the amount accrued for these lawsuits is R$125, being R$61 for continued activities and R$64 for discontinued activities (R$121 as at December 31, 2016, being R$49 for continued activities and R$72 for discontinued activities), for which there are no escrow deposits.

•          Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies ( Procon ) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On December 31, 2017 the amount of this provision is R$43, being R$34 for continued activities and R$9 for discontinued activities (R$39 on December 31,2016, being R$32 for continued activities and R$7 for discontinued activities).

•          As at December 31, 2017, the amount accrued remaining to other civil matters is R$146, being R$ 44 for continued operation R$102 for discontinued activities (R$143 as at December 31, 2016, being R$ 60 for continued operation R$83 for discontinued activities).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.5.Civil and others - Continued

Total civil lawsuits and others as at December 31, 2017 amount to R$314, being R$139 for continued activities and R$175 for discontinued activities (R$343 as at December 31, 2016, being R$ 141 for continued activities and R$202 for discontinued activities).

21.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, therefore, have not been accrued. The possible litigations balance without compensation is an updated amount of R$11,778, being R$10,159 for continued activities and R$1,619 for discontinued activities at December 31, 2017 (R$12,221 in December 31, 2016, being R$10,736 for continued activities and R$1,485 for discontinued activities), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$474, being R$443 for continued activities and R$31 for discontinued activities as December 31, 2017 (R$421 as at December 31, 2016, being R$389 for continued activities and R$32 for discontinued activities). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$85 of income tax and social contribution (R$79 at December 31, 2016). The lawsuits await administrative and court ruling. The amount involved is R$964, being R$826 for continued activities and R$138 for discontinued activities as December 31, 2017 (R$1,192 as at December 31, 2016, being R$1,052 for continued activities and R$140 for discontinued activities).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and un-appeal decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,124, being R$1,705 for continued activities and R$419 for discontinued activities as December 31, 2017 (R$2,532 as at December 31, 2016, being R$2,140 for continued activities and R$392 for discontinued activities). The Company recognized the effects of PERT and performed the subscription on August and September 2017. The subjects are related to the claims of CPMF, PIS/COFINS and others subjects wuth less expression, totaling R$344.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.6.Other non-accrued contingent liabilities - Continued

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,246, being R$6,493 for continued activities and R$753 for discontinued activities as December 31, 2017 (R$6,832 as at December 31, 2016, being

•       R$6,269 for continued activities and R$563 for discontinued activities), which await a final decision at the administrative and court levels. The Company adhered to the PEP - State Parceling of the State of São Paulo in August 2017, related to certain assessments related to the appropriation of credits in the purchases of suppliers considered to be incapacitated before the Tax Authority in São Paulo, among other minor amounts, totaling R$ 81, being R$ 68 of continuous operation and R$ 13 of discontinued operation.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$281, being R$150 for continued activities and R$131 for discontinued activities as December 31, 2017 (R$292 as at December 31, 2016, being R$165 for continued activities and R$127 for discontinued activities), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$689, being R$542 for continued activities and R$147 for discontinued activities as December 31, 2017 (R$953 as at December 31, 2016, being R$722 for continued activities and R$231 for discontinued activities).

The Company has litigations related to charges of differences in IRPJ payment, for which, based on management and legal assessment, the Company has the right of compensation from its former and actual shareholders, supposedly due related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. The involved amount is R$1,223 in December 31, 2017 (R$1,141 in December 31, 2016).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at December 31, 2017 the estimated amount, in case of success in all lawsuits, is approximately R$201, being R$182 for continued activities and R$19 for discontinued activities (R$168 as at December 31, 2016, being R$155 for continued activities and R$13 for discontinued activities).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.7. Judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits as follows.

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Tax	138	120	204	181
Labor	423	383	474	414
Civil and other	33	17	42	26
Regulatory	15	14	42	40
Total	609	534	762	661

21.8. Guarantees

Lawsuits	Real estate		Guarantee		Total
	2017	2016	2017	2016	2017	2016

Tax	858	851	7,324	6,867	8,182	7,718
Labor	3	3	91	26	94	29
Civil and other	-	-	125	53	125	53
Regulatory	6	9	154	111	160	120
Total	867	863	7,694	7,057	8,561	7,920

The cost of guarantees is approximately 0.81% per year of the amount of the lawsuits and is recorded as expense.

21.9. Cnova N.V. litigation

Our subsidiary Cnova NV, a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded in July 22, 2016, conduced by Cnova N.V., Cnova Brasil e its assessors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distributions amongst (former) Cnova shareholders as well as to the plaintiffs’ lawyers. Part of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. As per the Court’s instructions, the settlement will receive a final approval on March 15, 2018. In the coming period, notices will be sent and distributed via Newswire by the plaintiffs’ lawyer with more information concerning the settlement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

22.  Leasing transactions

22.1.Operating lease

(i)     Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental remaining until the end of the agreements, as demonstrated in the table below:

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Minimum rental payments
Minimum payments on the termination date	356	309	392	339
	356	309	392	339

(ii)     Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses (Income) for the year	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Contingent payments	457	437	484	504
Non contingent payments	286	228	453	368
Sublease rentals (*)	(166)	(127)	(174)	(145)

(*) Refers to lease agreements receivable from commercial shopping malls.

22.2.Finance lease

Finance lease agreements amounted to R$195 as at December 31, 2017 (R$215 as at December 31, 2016), as shown in the table below:

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Financial lease liability –minimum rental payments:
Up to 1 year	46	38	51	41
1 - 5 years	110	138	117	144
Over 5 years	25	27	27	30
Present value of finance lease agreements	181	203	195	215

Future financing charges	175	195	185	207
Gross amount of finance lease agreements	356	398	380	422

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

23.  Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Additional or extended warranties	27	35	27	35
Barter agreement	-	-	14	12
Services rendering agreement - Allpark	13	15	13	15
Back lights	-	-	104	85
Future revenue agreement (note 23.1)	-	100	-	100
Others	10	1	10	1
	50	151	168	248

Current	28	127	146	224
Noncurrent	22	24	22	24

23.1.Future revenue agreement

Company signed an agreement to sell a distribution center receiving R$100 as an advance payment. In 2017 the sale of this asset was recognized as R$176 of net sale and R$40 in net income.

24.  Shareholders’ equity

24.1.     Capital stock

The subscribed and paid-up capital as at December 31, 2017 is represented by 266,579 (266,706 as at December 31, 2016) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as at December 31, 2016) and 166,899 in thousands of preferred shares (166,396 as at December 31, 2016).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 23, 2017, March 23, 2017, April 27,2017, July 25, 2017, October 26, 2017 and December 15, 2017  were approved capital increases in the amount R$11 (R$5 on December 31, 2016) through  the issue of 487 thousands preferred shares (374 thousands of preferred shares on December 31,2016). On December 31, 2017, the capital stock is R$ 6,822 (R$ 6,811 on December 31, 2016).

24.2.     Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity - Continued

24.2.Share rights - Continued

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

24.3.   Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (R1) (IFRS 2) – Share-based payment.

24.4.     Earnings reserve

(i)    Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

24.5.   Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of Plan Shares Option "Actions with Sugar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20th 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Remuneration Plan Share Purchase Option and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes our compensation plans that were granted in the fiscal year ended on  December 31, 2013 and with current options at December 31, 2016 and the two plans of the current fiscal year.

Former Option Plan

Our Former Option Plan is administered by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual series of grant of options. Each grant series received a serial number beginning with the letter A. For the fiscal year ended December 31, 2016, were in force options granted of Series A7 Former Option Plan.

Options were classified as follows: “Silver” and “Gold”, which means that they could have different exercise prices.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity - Continued

24.1.Stock option plan for preferred shares - Continued

Former Option Plan - Continued

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices are not adjusted.

The Stock Option Committee approved new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). In accordance to item 3.3 of former option plan, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” of series A6 and A7 would be calculated according Return on Capital Employed (ROCE) of CBD.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was grated (considering, the reducer or accelerator of “Gold” options approved by the Stock Option Plan Committee at 35th month after grant options).

The options granted under the Stock Option Plan may be exercised in whole or in part, it is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in one installment, 30 days after the subscription date of their shares.

Compensation Plan

The Compensation Plan is administered by the Board of Directors, which established the Human Resources Committee and the Company's Compensation the grant attribution and the administration of the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2017, were in force options granted B2, B3 and B4 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participant may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.  Stock option plan for preferred shares – Continued

Compensation Plan – Continued

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company will promote the withholding of any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be administered by the Board of Directors, which established the Human Resources Committee and Compensation the grant attribution and the administration of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2017, was in force options granted C2, C3 and C4 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the trading average of the Company's preferred shares issued carried out in recent twenty (20) the B3 - Securities, Commodities and Futures prior to the date of convening of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period"), provided the exceptions included at the compensation plan.

The Participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.        Stock option plan for preferred shares – Continued

		Exercise price					Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2017
Series B1	5/30/2014	6/1/2017	11/30/2017	0.01	0.01	239	(166)	(73)	-	-
Series C1	5/30/2014	6/1/2017	11/30/2017	83.22	83.22	239	(12)	(108)	(119)	-
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(119)	(37)	-	181
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(71)	-	266
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(246)	(41)	-	536
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(130)	(42)	-	651
Series B4	5/30/2017	5/31/2020	11/30/2020	0.01	0.01	537	(146)	(11)	-	380
Series C4	5/30/2017	5/31/2020	11/30/2020	56.78	56.78	537	(1)	(11)	-	525
						3.872	(820)	(394)	(119)	2.539

		Exercise price					Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(490)	(36)	-	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(231)	(43)	-	84
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(230)	(43)	-	85
Series B1	5/30/2014	6/1/2017	11/30/2017	0.01	0.01	239	(27)	(58)	-	154
Series C1	5/30/2014	6/1/2017	11/30/2017	83.22	83.22	239	(11)	(84)	-	144
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(75)	(32)	-	230
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(55)	-	282
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(165)	(28)	-	630
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(10)	(28)	-	785
						4,566	(1,729)	(433)	-	2,394

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.        Stock option plan for preferred shares – Continued

Consolidated information of share-based payment plans – GPA

Company implemented two new shared based plans in 2017, B4 and C4 series.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the waiting period of the grant date. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 1,073 thousands options of shares.

At December 31, 2017 there were 233 thousands treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$78.93 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event that all options granted are exercised until 2017:

	12.31.2017	12.31.2016

Number of shares	266,579	266,076
Balance of effective stock options granted	2,539	2,394
Maximum percentage of dilution	0.95%	0.90%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the weighted average interest rate of 11.70%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) the weighted average interest rate of 12.72%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B3 and C3: (a) Dividends expectations of 2.50%; (b) volatility expectation of 30.20% and (c) the weighted average interest rate of 13.25%.

The fair value of each option granted is estimated on the granted date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility of nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.        Stock option plan for preferred shares – Continued

The expectation of remaining average life of the series outstanding at December 31, 2017 is 1.53 year (1.84 year at December 31, 2016). The weighted average fair value of options granted at December 31, 2017 was R$39.07 (R$43.06 at December 31, 2016).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2016
Granted during the year	1,645	18.61
Cancelled during the year	(144)	40.40
Exercised during the year	(374)	13.39
Outstanding at the end of the year	2,394	29.21	1.84
Total to be exercised at December 31, 2015	2,394	29.21	1.84
At December 31, 2017
Granted during the period	1,073	28.40
Cancelled during the period	(110)	40.56
Exercised during the period	(699)	22.14
Ex during the period	(119)	83.22
Outstanding at the end of the period	2,539	29,48	1.53
Total to be exercised at December 31, 2016	2,539	29,48	1.53

The amounts recorded in the Parent Company and Consolidated statement of operations, as at December 31, 2017 were R$16 (R$21 as at December 31, 2016).

24.6.          Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit Euros (loss) to Brazilian Real, corresponding to the investment of CBD in subsidiary Cnova N.V.. The effect in the Parent Company was R$(17) (R$88 in Parent Company and R$146 for non-controlling on December 31, 2016).

24.7.Transactions with non-controlling shareholders

In 2017 and 2016, the amounts recorded in the consolidated statement of changes in shareholders’ equity, as transactions with non-controlling interest referred to:

12.31.2017	Parent company	Non-controlling interest	Consolidated
Other transactions with non-controlling interest	(2)	-	(2)
12.31.2016 (*)	Parent company	Non-controlling interest	Consolidated
Change in Cnova’s Brasil interest	(127)	127	-
Change in Cdiscount’s interest	1	7	8
Payment in shares exchange between Cnova N.V. by Cnova Brasil	(20)	(27)	(47)
Share of profit of associates on shares change effect at Cdiscount	14	-	14
Sale of subsidiary Cdiscount	(11)	45	34
Other transactions with non-controlling interest	5	13	18
	(138)	165	27

(*) See note 32.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.8.Acquisition of participation in Cdiscount Colômbia

On July, 2016, the subsidiary Cnova N.V and its minority shareholders (Almacênes Éxito, holding 29%) entered into a new agreement in which Éxito will buy the remaining interest. As a consequence the amount of reciprocal call/put option were cancelled, resulting an impact on Company’s equity of R$28 (R$ 9 in parent company and R$ 19 in non-controlling shareholders).

24.9.Dividends

On December 01, 2017 the boarding of Directors aproved the prepayment of interest on own capital in the total amount of R$81, being R$0,315075726411 per preferred share and R$0,286432511282 per common share, paid on December 19, 2017.

Company’s management proposed dividends, calculated according the chart below, considering the prepaid interest on own capital to its shareholders the net value of R$69, realized in 2017. Company’s bylaw establishes a minimum dividend of 25% of profit for the year, with the calculation of the result for the year..

	Proposed dividends
	12.31.2017	12.31.2016

Profit (loss), net for the year	619	(482)
Legal reserve	(31)	-
Basis of dividends calculation	588	-
Mandatory minimum dividends – 25%	147	-

Additional proposed dividends	-	-
Payment of interim dividends	(69)	-
Dividends payable	78	-

25.  Net sales

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Gross sales
Goods	28,286	27,950	48,597	45,267
Services rendered	359	274	365	294
Sales returns and cancellations	(481)	(529)	(523)	(592)
	28,164	27,695	48,439	44,969

Taxes	(2,174)	(2,168)	(3,805)	(3,515)

Net sales	25,990	25,527	44,634	41,454

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

26.    Expenses by nature

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Cost of inventories	(16,977)	(17,337)	(32,425)	(30,473)
Personnel expenses	(3,541)	(3,477)	(4,691)	(4,503)
Outsourced services	(532)	(453)	(648)	(587)
Functional expenses	(1,891)	(1,778)	(2,376)	(2,304)
Selling expenses	(735)	(704)	(1,003)	(953)
Other expenses	(470)	(447)	(564)	(564)
	(24,146)	(24,196)	(41,707)	(39,384)

Cost of goods and/or services sold	(18,290)	(18,599)	(33,931)	(31,933)
Selling expenses	(5,124)	(4,957)	(6,804)	(6,567)
General and administrative expenses	(732)	(640)	(972)	(884)
	(24,146)	(24,196)	(41,707)	(39,384)

27.    Other operating expenses, net

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Tax installments and other tax risks	(191)	(318)	(217)	(357)
Restructuring expenses (b)	(119)	(81)	(107)	(99)
Loss(gain) on disposal of fixed assets (c)	(187)	(85)	(247)	(99)
Others	(10)	(12)	(8)	(12)
	(507)	(496)	(579)	(567)

a)      In 2016, the Company accrued R$317 related to income tax litigations, ICMS, PIS/COFINS and fine application for legal auxiliary obligations reclassified from possible to probable, in addition to R$40 related to installment effects. In addition in 2017 tax issues related to ICMS, income tax, CPMF, etc., were provided for, effects of tax installments

b)     The Company implemented a series of policies to adept the expense structure, comprising all operation and administrative areas.

c)        Includes mainly write-offs on property and equipament items in the normal course of the operation and disposals of property and equipament items arising from Oscasco Distribution Center incident occurred on December 27, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

28.      Financial income (expenses), net

	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Finance expenses:
Cost of debt	(467)	(638)	(498)	(705)
Cost of the anticipation of receivables	(107)	(124)	(144)	(163)
Monetary loss	(123)	(146)	(131)	(174)
Other finance expenses	(115)	(78)	(138)	(92)
Total financial expenses	(812)	(986)	(911)	(1,134)

Financial income:
Income from cash and cash equivalents	30	61	38	84
Monetary gain	114	123	137	137
Other financial income	8	2	6	10
Total financial income	152	186	181	231

Total	(660)	(800)	(730)	(903)

The hedge effects are recoreded in the line item “Cost of debt” and are disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

29.         Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2017			12.31.2016
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders – Continued operations	312	170	482	(44)	(27)	(71)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	89	48	137	(257)	(154)	(411)
Net income (loss) allocated to common and preferred shareholders	401	218	619	(301)	(181)	(482)

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) – Continued operations	1.87356	1.70324		(0.26891)	(0.26891)
Basic earnings per millions of shares (R$) - discontinued operations	0.53335	0.48487		(1.54778)	(1.54778)
Basic earnings per millions of shares (R$) - total	2.40692	2.18810		(1.81669)	(1.81669)

Diluted numerator
Net income (loss) allocated to common and preferred shareholders – Continued operations	312	170	482	(44)	(27)	(71)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	89	48	137	(257)	(154)	(411)
Net income (loss) allocated to common and preferred shareholders	401	218	619	(301)	(181)	(482)

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Stock call option	1	-	1	-	-	-
Diluted weighted average of shares (millions)	167	100	267	166	100	266

Diluted earnings per millions of shares (R$) – Continued operations	1.86188	1.69955		(0.26891)	(0.26891)
Diluted earnings per millions of shares (R$) – discontinued operations	0.52887	0.48118		(1.54778)	(1.54778)
Diluted earnings per millions of shares (R$) – total	2.39074	2.18073		(1.81669)	(1.81669)

For the year ended at December 31, 2016, the stock option has no dilution effect because of its loss in the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.  Segment information

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 22 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are corrected for all years presented to maintain comparability.

Home appliances and e-commerce segments were reclassified to discontinued operations for the years 2017 and 2016 (as per note 32) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

	Retail (*)		Cash & Carry		Assets held for sale and discontinued activities (**)		Subtotal		Eliminations/ Others(***)		Total
Description	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	26,194	26,967	18,440	14,487	-	-	44,634	41,454	-	-	44,634	41,454
Gross profit	7,762	7,351	2,941	2,170	-	-	10,703	9,521	-	-	10,703	9,521
Depreciation and amortization	(604)	(576)	(175)	(131)	-	-	(779)	(707)	-	-	(779)	(707)
Share of profit of subsidiaries and associates	64	77	-	-	-	-	64	77	(124)	(17)	(60)	60
Operating income	811	396	822	477	-	-	1,633	873	(124)	(17)	1,509	856
Net financial expenses	(682)	(808)	(48)	(95)	-	-	(730)	(903)	-	-	(730)	(903)
Profit(loss) before income tax and social contribution	129	(413)	774	383	-	-	903	(30)	(124)	(17)	779	(47)
Income tax and social contribution	(63)	76	(234)	(100)	-	-	(297)	(24)	-	-	(297)	(24)
Profit (loss) for continued activities	66	(337)	540	283	-	-	606	(54)	(124)	(17)	482	(71)
Profit (loss) for discontinued activities	(33)	(78)	-	-	416	(927)	383	(1,005)	-	-	383	(1,005)
Profit (loss) of year end	33	(415)	540	283	416	(927)	989	(1,059)	(124)	(17)	865	(1,076)

Current assets	7,202	8,938	3,093	2,417	23,182	20,538	33,477	31,893	(257)	(242)	33,220	31,651
Noncurrent assets	11,168	10,955	3,568	2,620	-	-	14,736	13,575	(28)	(9)	14,708	13,566
Current liabilities	7,966	9,171	3,488	3,414	17,897	15,642	29,277	27,833	(285)	(251)	29,992	27,582
Noncurrent liabilities	4,943	4,747	701	291	-	-	5,644	5,038	-	-	5,644	5,038
Shareholders' equity	5,461	5,975	2,546	1,726	5,285	4,896	13,292	12,597	-	-	13,292	12,597

(*) Retail includes GPA Malls & Properties.

(**) See note 32.

 (**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

30.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	12.31.2017	12.31.2016
Extra	16,110	16,776
Assaí	18,440	14,487
Pão de Açúcar	6,659	6,711
Proximidade	1,085	1,131
Other business	2,340	2,349
Total net sales	44,634	41,454

31.  Non cash transactions

During 2017 and 2016 the Company had transactions that was not presented at the statement of cash flow, as presented below:

•  Merger of subsidiaries and company reorganizations as per note 1.2;

•  Purchase of fixed assets not paid yet as note 14.3;

•  Purchase of intangible assets not paid yet as per note 15.3;

•  Deferred income tax  as per note 20;

•  Additions/reversals to provisions for risk as per note 21;

•  Transactions with non-controlling interest as per note 24.7;

•  Capital increase at Sendas with property and equipment as per note 13;

•  Recognition of ICMS tax credits, according to note 11.

32.    Non current assets held for sale and discontinued activities

32.1.  Interest change on Cnova N.V Investment

Preceding the corporate restructuring of e-commerce segment, at July 24, 2016 was completed the reorganization of Holdings in order to separate the Holdings of Via Varejo and CBD on Cnova N.V., with no participation effect nor effects in the financial statements.

The second step of the restructuring process, and with the objective to concentrate the business Non Food in a specific entity, it was concluded and approved at all instances, the corporate reorganization with participation of final controller Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil.

As a result of the transaction on October 31, 2016, the Cnova’s Brasil equity became exclusively held by Via Varejo, which hold no participation on Cnova N.V. anymore. According to current loans contracts terms and conditions between Cnova Brasil and Cnova N.V. (approximately evaluated in US$160 million at the end of September 2016), the process resulted in an anticipated payment obligation of such loans, which were paid to Cnova N.V. by Via Varejo.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.  Non current assets held for sale and discontinued activities – Continued

32.1.Interest change on Cnova N.V Investment – Continued

Consequently, GPA is not holding majority votes rights share at Cnova N.V., losing the control on this subsidiary and, cease to consolidate the subsidiaries which represent the e-commerce overseas segment.

According to CPC 31 – Noncurrent assets held for sale and discontinued operation (IFRS 5), on October 31, 2016, the Company disclosed the net results of subsidiaries which represents e-commerce segment overseas (mainly Cdiscount France) after taxes in a single line in the statement of operations (the same way for December 31, 2015), and the assets and liabilities balances as assets held for sale. After October 31, 2016, the balances of assets and liabilities were writen-off on equity and the e-commerce segment overseas have been recorded by equity method, due to the significant influence held by the Company.

See below the summary of the statement of operations, balance sheet and cash flow statement of Cdiscount before the eliminations:

Balance sheet:

10.31.2016
Assets
Current
Cash and cash equivalents	621
Trade accounts receivable, net	365
Inventories	900
Other receivables	129
Total current assets	2,015

Noncurrent
Deferred income and social contribution taxes	38
Related parties	520
Other credits	14
Property and equipment, net	46
Intangible assets	423
Total noncurrent assets	1,041
Total assets	3,056

Liabilities
Current
Trade accounts payable	1,319
Related parties	1,300
Other accounts payable	363
Total current liabilities	2,982
Noncurrent
Provision for contingencies	52
Other accounts payable	17
Total noncurrent liabilities	69
Equity	5
Total liabilities	3,056

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued activities – Continued

32.1.        Interest change on Cnova N.V Investment – Continued

Statement of operations	10.31.2016

Net operation revenue	5,509
Cost of sales	(4,973)
Gross profit	536
Operating income (expenses)
Selling, general and administrative expenses	(527)
Depreciation and amortization	(63)
Other operating expenses, net	(69)
(659)
Loss before net financial expenses	(123)

Net financial expenses	(9)

Loss before income and social contribution taxes	(132)

Income and social contribution taxes	(24)

Net loss from discontinued operations	(156)
Attributed to:
Controlling shareholders	(48)
Non-controlling shareholders	(108)

In addition to statements of operations of October 31, 2016, the net loss of discontinued activities consider R$(9) related to the November and December net loss, totalling R$(165).

Statement of cash flows	10.31.2016

Cash flow used in operating activities	(998)
Cash flow provided by (used in) investing activities	54
Cash flow from financing activities	950
Exchange rate in cash and cash equivalents	(24)
Net increase (decrease) in cash and cash equivalents	(18)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued activities – Continued

32.2.        Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to disposed of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

During 2017, due to certain external factors out of the control of the Company, mainly related to the macro economic scenario,the process of sale of Via Varejo was not concluded in the expected time. The plan to sell Via Varejo remains unchanged, and the Company revised the next steps and expects, along with its financial advisors, to close the process during 2018.

Therefore, as required by  CPC 31 – “Non-current assets held for sale and discontinued activities” (IFRS 5), the net results, of Via Varejo (and its subsidiary Cnova Brasil) is included in statement of operations as a single line, after taxes, and assets and liabilities balances are disclosed as held for sale and discontinued activities.

Statement of value added on December 31, 2017 and 2016 also discloses the discontinued operations in single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations        . Non current assets and liabilities held for sale on December 31, 2017 were R$22,939 (R$20.303 on December 31, 2016) and R$17,824 (R$15.632 on December 31, 2016), respectively. The net effects on discontinued operations were a gain of R$383 in 2017 (loss of R$1,005 at December 31, 2016).Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statement of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	12.31.2017	12.31.2016
Assets
Current
Cash and cash equivalents	3,559	4,030
Trade accounts receivable, net (i)	3,988	2,782
Inventories	4,379	3,054
Recoverable taxes	219	581
Other receivables	168	123
Total current assets	12,313	10,570

Noncurrent
Trade accounts receivable, net	224	204
Recoverable taxes	2,725	2,317
Other accounts receivable, net	940	615
Deferred income and social contribution taxes	354	289
Related parties	539	681
Investment Properties	89	144
Property and equipment, net	1,711	1,550
Intangible assets	4,287	4,170
Total noncurrent assets	10,869	9,970
Total assets	23,182	20,540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued activities – Continued

32.2       Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

Liabilities	12.31.2017	12.31.2016
Current
Trade accounts payable	7,726	5,618
Suppliers - structured program	437	489
Loans and financing (i)	3,802	3,532
Related parties	139	189
Other accounts payable (ii)	2,177	2,231
Total current liabilities	14,281	12,059

Noncurrent
Loans and financing (i)	397	407
Deferred income and social contribution taxes	839	849
Other accounts payable (ii)	2,380	2,329
Total noncurrent liabilities	3,616	3,585
Equity	5,285	4,896
Total liabilities and shareholders’ equity	23,182	20,540

(*)Before intercompany eliminations with GPA of R$243 of assets and R$73 of liabilities. In the total balance held for sale of the balance sheet as of December 31, 2017, R$22 refers to the reclassification of a CBD land available for sale.

(i) Includes financed sales CDCI, whose value on December 31, 2017 is R$ 2,382 in assets (R$ 2,138 at December 31, 2016) and R$ 3,466 in liabilities (R$ 3,002 on December 31, 2016).

(ii) Includes balance of R$1,374 on December 31, 2017 (R$1,662 on December 31, 2016) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (financial rendering services and bank agency).

Parent Company’s effects	Note	2017	2016
Reclassification of investment for held to sale	13.1	1,889	1,722
Reclassification of goodwill for held to sale	15	179	179
Assets held for sale and discontinued activities		2,068	1,901

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued activities – Continued

32.2          Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Combined statement of operations (*)	12.31.2017	12.31.2016

Net operation revenue	25,690	23,215
Cost of sales	(17,343)	(16,201)
Gross profit	8,347	7,014
Operating income (expenses)
Selling, general and administrative expenses	(6,791)	(6,084)
Depreciation and amortization	-	(207)
Share of profit of associates	26	30
Other operating expenses, net	(218)	(389)
	(6,983)	(6,650)
Operating income before net financial result	1,364	364

Net financial result	(770)	(1,075)
Income (loss) before income and social contribution taxes	594	(711)

Income and social contribution taxes	(161)	(34)

Income (loss) for the year	433	(745)
Attributed to:
Controlling shareholders	187	(268)
Non-controlling shareholders	246	(477)

(*)Via Varejo began to consolidate Cnova Brasil at October 31, 2016, as such the net loss above is the sum of combined, considering the results of Via Varejo and Cnova Brasil with the eliminations from January 1st, 2016. Before eliminations of amounts of related parties with GPA.

Description	12.31.2017	12.31.2016
Sales net income	(36)	(22)
Cost of goods sold	(8)	(7)
Selling costs	-	1
General and administrative expenses	(1)	-
Financial result	21	5
Income and social contribution taxes	6	6
Total	(18)	(17)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued activities in the amount of R$32 in 2017 (R$77 in 2016).

Cash flow	12.31.2017	12.31.2016
Cash flow provided by operating activities	70	(2,636)
Net cash provided by (used in) investing activities	(333)	(237)
Net cash provided by (used in) financing activities	(208)	226
Cash variation in the period	(471)	(2,647)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued activities – Continued

32.3.     Fair value of Via Varejo

In accordance to CPC 31 (IFRS 5) the investment of Via Varejo must be recognized considering the lower amount between the carrying amount of net assets and market value less cost of sale.

The Company estimate the market value less cost of sale based of Via Varejo is greater than carrying amount of net assets, considering the recent average share price of via varejo.

33.    Insurance coverage

        The insurance coverage as at December 31,2017 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment	Assignig profit	10,757	16,369
Profit	Loss of profits	6,046	8,338
Cars and Others (*)	Damages	387	412

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and protection risk (Crime) in the amount of R$35 and risk of damage protection and Cyber responsibility (Cyber) in the amount of R$ 32. Totaling the coverage amount R$301.

(*)    The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

34.    Subsequent events

34.1.       15th issuance of simple debentures

On December 15, 2017, the Board of Directors approved the 15th issue of simple, non-convertible debentures of unsecured kind, in a unique series. On January 15, 2018, 800,000 debentures were issued with a par value of R$ 1.000 and a total value of R$ 800. The Debentures will have a term of validity of 3 years counted from the issue date.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.